   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2002

                                                           REGISTRATION NO. 333-
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          MOLECULAR DIAGNOSTICS, INC.
                    (formerly Ampersand Medical Corporation)
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                        36-4296006
        (State or other jurisdiction of                         (I.R.S. Employer
        incorporation of organization)                         Identification No.)

                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                                 (312) 222-9550
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               PETER P. GOMBRICH
                            CHIEF EXECUTIVE OFFICER
                          MOLECULAR DIAGNOSTICS, INC.
                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                                 (312) 222-9550
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                    Copy to:

                             ROBERT J. MINKUS, ESQ.
                             SCHIFF HARDIN & WAITE
                                6600 SEARS TOWER
                          CHICAGO, ILLINOIS 60606-6473
                                 (312) 258-5500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED       BE REGISTERED(1)       PER SHARE(2)           PRICE(2)         REGISTRATION FEE
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Common Stock, par value $0.001 per
  share............................       6,657,495              $0.94             $6,258,045              $576
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(1) The registrant is also registering an undetermined number of shares of common stock as may be issued pursuant to antidilution adjustments.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act based on the average of the bid and ask prices for our common stock as reported on the Over-the-Counter Bulletin Board on February 25, 2002.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     PURSUANT TO RULE 429 OF THE SECURITIES ACT, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO COVERS 34,969,124 SHARES OF COMMON STOCK FROM A PREVIOUS REGISTRATION STATEMENT (FILE NO. 333-65240) AS TO WHICH A REGISTRATION FEE OF $9,537 WAS PAID.
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THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2002

PRELIMINARY PROSPECTUS

                               29,835,328 SHARES

                          MOLECULAR DIAGNOSTICS, INC.
                    (FORMERLY AMPERSAND MEDICAL CORPORATION)

                                  COMMON STOCK

     The selling stockholders listed in this prospectus are offering from time to time:

     - 13,027,769 shares of our common stock;

     - 5,429,424 shares of our common stock that are issuable upon the conversion of our Series B convertible preferred stock;

     - 6,657,495 shares of our common stock that are issuable upon the conversion of our Series C convertible preferred stock;

     - 1,022,500 shares of our common stock that are issuable upon conversion of our convertible promissory notes; and

     - 3,698,140 shares of our common stock that are issuable upon exercise of common stock purchase warrants.

     We will not receive any of the proceeds from the sale of the common stock. We will, however, receive the exercise price of the common stock purchase warrants if and when they are exercised. We issued the common stock, Series B convertible preferred stock, Series C convertible preferred stock, convertible promissory notes and common stock purchase warrants to the selling stockholders in transactions exempt from registration under the Securities Act.

     The selling stockholders may offer and sell the common stock from time to time in transactions in the over-the-counter market or in negotiated transactions. The selling stockholders directly, or through agents or dealers designated from time to time, may sell the common stock at fixed prices, which may change, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

     Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol MCDG. On February 25, 2002, the last reported sale price of our common stock on the Over-the-Counter Bulletin Board was $0.95 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February   , 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    i
Risk Factors................................................    1
Forward-Looking Statements..................................    4
Molecular Diagnostics, Inc..................................    5
Recent Developments.........................................    8
Use of Proceeds.............................................    9
Selling Stockholders........................................   10
Plan of Distribution........................................   23
Description of Capital Stock................................   24
Legal Matters...............................................   37
Experts.....................................................   37
Where You Can Find More Information About Us................   38
Documents Delivered with this Prospectus....................   39
Commission Position on Indemnification for Securities Act
  Liability.................................................   39

     In this prospectus, "we," "us," "our" and "Molecular Diagnostics" refer to Molecular Diagnostics, Inc.
                             ---------------------

     You should rely only on information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission to register 29,835,328 shares of our common stock which the selling stockholders named in this prospectus may sell from time to time. Accordingly you should refer to the registration statement and its exhibits for further information about us and our common stock. Statements contained in this prospectus concerning documents we filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information About Us."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we are facing. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

WE HAVE NOT IMPLEMENTED OUR REVERSE STOCK SPLIT. IF WE DO IMPLEMENT THE SPLIT, IT MAY NOT HAVE THE INTENDED EFFECT OF ENHANCING STOCKHOLDER VALUE.

     On May 24, 2001, our common stockholders approved a reverse stock split of our common stock in which each three shares of our issued and outstanding common stock would be reclassified and converted into one share of common stock. The timing of the reverse split will depend on several factors, including whether our common stock is listed on the American Stock Exchange or quoted on the Nasdaq SmallCap Market, whether Molecular Diagnostics takes on a strategic partner, whether we obtain approval from the Federal Drug Administration for our e(2) collector and whether a securities research analyst initiates coverage on Molecular Diagnostics. Delay in implementing the split may create uncertainty in the market, and investors may be unwilling to buy our common stock until they know when or if the split will be effective. The split is intended to increase the acceptance of our common stock by the financial community and the investing public and could enhance stockholder value as well as increase our stock price to meet the minimum price criteria of The American Stock Exchange or Nasdaq SmallCap Market. The price of our common stock after the reverse stock split may not increase in an amount proportionate to the decrease in the number of outstanding shares. If we do not implement the reverse stock split prior to the time we are required to give notice of our 2002 annual meeting of stockholders, we intend to submit to shareholders a proposal to reapprove the reverse stock split.

     We have withdrawn our application for listing on The American Stock Exchange and will not re-file it until we implement the reverse stock split. However, our management does not know if listing will or can be effected. The American Stock Exchange Company Guide states that meeting the Exchange's quantitative listing requirements does not automatically guarantee that the stock of a company will be approved for listing. The Company Guide also states that The American Stock Exchange has discretion in allowing the listing of the stock of a company that does not meet all of the criteria. Our independent accountants have noted that there are substantial doubts as to our ability to continue as a going concern. The listing criteria for The American Stock Exchange do not discuss the effect of a going concern explanatory paragraph which could affect our ability to list.

THERE IS A LIMITED MARKET FOR PENNY STOCKS SUCH AS OUR COMMON STOCK.

     Our common stock is considered a "penny stock" because, among other things, its price is below $5 per share, it trades on the Over-the-Counter Bulletin Board and we have net tangible assets of less than $2,000,000. As a result, there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of, or to obtain accurate quotations as to the market value of, their common stock. Being a penny stock could limit the liquidity of our common stock.

THE HISTORICALLY VOLATILE MARKET PRICE OF OUR COMMON STOCK MAY AFFECT THE VALUE OF OUR STOCKHOLDERS' INVESTMENT.

     The market price of our common stock, like that of many other medical products and biotechnology companies, has in the past been highly volatile. This volatility is likely to continue for the foreseeable future. Factors affecting potential volatility include:

     - general economic and other external market factors;

     - announcements of mergers, acquisitions, licenses and strategic agreements;

     - announcements of private or public sales of securities;

     - announcements of new products or technology by us or our competitors;

     - fluctuations in operating results; and

     - announcements of the FDA actions relating to products.

OUR COMMON STOCK IS UNLIKELY TO PRODUCE DIVIDEND INCOME FOR THE FORESEEABLE FUTURE.

     We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends for the foreseeable future. We intend to reinvest any funds that might otherwise be available for the payment of dividends in further development of our business.

OUR COMMON STOCK IS SUBJECT TO DILUTION, AND AN INVESTOR'S OWNERSHIP INTEREST AND RELATED VALUE MAY DECLINE.

     We are authorized to issue up to 5,000,000 shares of preferred stock. We have approximately 548,908 shares of Series A convertible preferred stock outstanding which convert into 239,763 shares of our common stock and 1,357,356 shares of Series B convertible preferred stock outstanding which convert into 5,429,424 shares of our common stock. We also have 1,331,499 shares of Series C convertible preferred stock outstanding which convert into 6,657,495 shares of our common stock, 175,000 shares of Series D convertible preferred stock outstanding which convert into 1,750,000 shares of our common stock, and 434,363.52 shares of Series E convertible preferred stock outstanding, which will be convertible into 10,859,088 shares of our common stock on December 1, 2002. Our Certificate of Incorporation gives our board of directors authority to issue the remaining undesignated shares of preferred stock with such voting rights, if any, designations, rights, preferences and limitations as they may determine.

     We have outstanding warrants to purchase 9,986,244 shares of our common stock, outstanding options to purchase approximately 3,468,722 shares of our common stock and $1,049,000 in principal amount of convertible promissory notes outstanding which are convertible into 1,022,500 shares of common stock.

     Exercise or conversion by the holders of these securities would result in substantial dilution to our shareholders.

     The reverse stock split, if effected, would create almost 17,000,000 additional authorized but unissued shares of our common stock that could be sold by our board of directors without stockholder approval, thus potentially diluting the relative stock interests of our exiting stockholders at the time of sale.

WE HAVE A LIMITED OPERATING HISTORY AND THERE ARE DOUBTS AS TO OUR BEING A GOING CONCERN.

     We have limited operating history. Our revenues, since our inception in March 1998, have been derived almost entirely from sales by Samba Technologies, Sarl, our wholly-owned subsidiary. We have not introduced or sold any of our InPath System products to date.

     We will continue to devote substantial resources to product development. We anticipate that we will continue to incur significant losses unless and until some or all of our products have been successfully introduced, if ever, into the market place.

     We have incurred substantial losses and have limited financial resources. Consequently our independent accountants have noted that these conditions raise substantial doubt as to our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result from the outcome of this uncertainty. The going concern explanatory paragraph may prevent our common stock from being listed on The American Stock Exchange and may make additional financing more difficult or costly.

WE MAY NOT BE ABLE TO MEET OUR LONG-TERM CAPITAL REQUIREMENTS.

     We do not know if we will be able to sustain our longer-term operations through future revenues. Whether we will need to raise additional funds to support our long-term operations is influenced by many factors, including the costs, timing and success of efforts to develop products and market acceptance of our products.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION AND THEY MAY NOT RECEIVE NEEDED GOVERNMENT APPROVALS.

     The sale and use of our products in the United States is regulated by the FDA. We must meet significant FDA requirements before we receive clearance to market our products. Included in these FDA requirements is the conduct of lengthy and expensive clinical trials to prove the safety and efficacy of the products. Until we complete such clinical trials our products may be used only for research purposes or to provide supplemental diagnostic information in the United States. We have completed a clinical trial for one of our products and submitted a 501K application to the FDA. We have started clinical trials for two other products and expect to begin additional trials in 2002. We have not yet begun clinical trials of any of our AccuMed products. We cannot be certain that our product development plans will allow these additional trials to commence or be completed according to plan or that the results of these trials, or any future trials, when submitted to the FDA along with other information, will result in FDA clearance to market our products in the United States.

     Sales of medical devices and diagnostic tests outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain regulatory clearance in a foreign country may be longer or shorter than that required for FDA marketing clearance. Export sales of certain devices that have not received FDA marketing clearance may be subject to regulations and permits, which may restrict our ability to export the products to foreign markets. If we are unable to obtain FDA clearance for our products, we may need to seek foreign manufacturing agreements to be able to produce and deliver our products to foreign markets. We cannot be certain that we will be able to secure such foreign manufacturing agreements.

WE MAY NOT BE ABLE TO COMPETE WITH COMPANIES THAT ARE LARGER AND HAVE MORE RESOURCES.

     We compete in the medical device and diagnostics marketplace with companies that are much larger and have greater financial resources than we do. We cannot be certain that our products will be able to be successfully marketed in this competitive environment.

WE MAY NOT BE ABLE TO MARKET OUR PRODUCTS.

     We do not intend to maintain a direct sales force to market our products. Therefore, in order to successfully market our products, we must be able to negotiate profitable sales and marketing agreements with organizations that have direct sales forces calling on domestic and foreign markets that may use the products. If we are not able to successfully negotiate such agreements, we may be forced to market our products through our own sales force. We cannot be certain that we will be successful in developing and training such a sales force, should one be required, or that we will have the financial resources to carry out such development and training.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     We hold a variety of patents and trademarks and have applied for a significant number of additional patents and trademarks with the United States Patent and Trademark Office and several foreign patent authorities. We intend to file additional patent and trademark applications as dictated by our research and development projects and business interests. We cannot be certain that any of the currently pending patent or trademark applications, or any of those which may be filed in the future, will be granted.

     We protect much of our core technology as trade secrets because our management believes that patent protection would not be possible or would be less effective than maintaining secrecy. We cannot be certain that we will be able to maintain secrecy or that a third-party will not be able to develop technology independently.

     The cost of litigation to uphold the validity of a patent or patent application, prevent infringement or protect trade secrets can be substantial, even if we are successful. Furthermore, we cannot be certain that others will not develop similar technology independently or design around the patent aspects of our products.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, which, in turn, are based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements.

     Forward-looking statements involve risks, uncertainties and assumptions. Our future results and stockholder values may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements.

     For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 1. In addition to the Risk Factors and other important factors discussed elsewhere in this prospectus, and in our Annual Report on Form 10-K, as amended, which accompanies this document, you should understand that other risks and uncertainties and our public announcements and SEC filings could affect our future results and could cause results to differ materially from those suggested by the forward-looking statements.

     Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                          MOLECULAR DIAGNOSTICS, INC.

GENERAL

     We were incorporated in Delaware in December 1998 as the successor to Bell National Corporation. Bell National was incorporated in California in 1958. In December 1998, Bell National which was then a shell corporation without any business activity, acquired InPath LLC, a development stage company engaged in the design and development of products used in screening for cervical and other types of cancer. For accounting purposes, this acquisition was treated as if InPath LLC had acquired Bell National. However, Bell National continued as the legal entity and the registrant for SEC filing purposes. Bell National merged into Ampersand Medical Corporation, its wholly-owned subsidiary, in May 1999 in order to change the state of incorporation of the company to Delaware. In September 2001, we acquired AccuMed by means of a merger of AccuMed into a wholly-owned subsidiary of Ampersand Medical. Shortly after the AccuMed merger, Ampersand Medical changed its corporate name to Molecular Diagnostics, Inc. The name change was effected by the merger of Ampersand Medical's wholly-owned subsidiary, Molecular Diagnostics, Inc., with and into Ampersand Medical.

     The science of medical diagnostics has advanced significantly during the past decade. Much of this advance has come as a result of new knowledge of the human genome and related proteins, which form the foundation of cell biology, and the human body. Our goal is to utilize this research as a base to develop screening and diagnostic testing products for cancer and related diseases. We believe that the success of these products will improve patient care through more accurate test performance, wider availability and cost effective service delivery. We are developing an initial series of products to address these criteria, including sample collection devices, chemical and biological tests, and analysis instruments and related software.

     Our strategy is to develop products through internal development processes, strategic partnerships and licenses and acquisitions of companies or technologies. This strategy has required and will require a substantial amount of capital in the research and development process to complete the products. As a result, we will incur substantial operating losses until we are able to successfully market some, or all, of our products.

PRODUCTS

     We are currently designing and developing a family of products for use in cancer screening and diagnosis. We call this family of products the InPath System. The core of the InPath System is a combination of protein anti-bodies -- the Cocktail -- that allows the InPath System to detect and highlight abnormal cells in a rapid and objective fashion. We intend to use different anti-body combinations for different types of cancer and other diseases.

     The initial application of the InPath System is designed to enhance the current cervical cancer screening process performed in laboratories, commonly referred to as the PAP test. Our ultimate goal is to perform this screening test in a matter of minutes at the point of service, whether in a laboratory, doctor's office, clinic or mobile medical vehicle. The InPath System includes the following components:

     - A unique sample collection device consisting of a small balloon, shaped to fit the cervix, and a reusable handle. The device is intended to replace the spatula and brush currently used to collect patient cell samples.

     - A chemical and biological combination process, which is applied to a sample to identify potentially abnormal cells.

      1. In the laboratory version of the InPath System, this process is applied to sample cells released from collectors and deposited on a glass slide.

      2. In the point of service version of the InPath System, this process is applied directly to the sample while still on the collector.

     - An instrument, which performs an automated analysis of a sample via an optical scan that looks for the presence of multiple wavelengths of fluorescent light. This light is produced by tags, which are attached to certain components of the assay.

      1. In the laboratory version of the InPath System, the instrument uses an automated microscope and a camera to capture the various wavelengths of light.

      2. In the point of service version of the InPath System, the instrument uses custom designed optical devices and lasers to capture the various wavelengths of light.

     - Custom designed software that controls the automated instruments and processes the analysis of the captured light detected.

     In June 2000, we obtained a license from Invirion and Dr. Bruce Patterson, M.D., Ph.D., its principal, for a proprietary medical technology to detect the presence of E6/E7 genes present in cancer-causing types of the Human Papilloma Virus (HPV), a sexually transmitted disease. We will use this technology as an adjunct to the InPath System. The combination of the two tests will give the healthcare provider a better picture of the level of any disease present, which patients may be at an increased risk to develop disease in the future, and based on these factors, a course of treatment to follow.

     In November 2001, Ventana Medical Systems, Inc. agreed to acquire and sell AcCell, a computer-aided microscope designed to help medical experts examine and diagnose specimens of human cells.

MARKETS

     There are approximately 160,000,000 PAP tests performed annually throughout the world, including approximately 60,000,000 tests in the United States. The US market for cervical screening today amounts to approximately $1,000,000,000, based on current average existing costs to perform the test. Cost levels for the PAP test outside of the United States, where 100,000,000 tests are performed, vary widely from country to country. Healthcare in many of these countries is managed by governmental agencies, often at the local level, making the precise number of tests performed difficult to validate. We estimate the total of the non-US market today at between $500,000,000 and $600,000,000. We intend to sell our products into both markets. We also anticipate that because our products are more cost-effective and designed to increase access to the test, the potential combined market could be expanded to a level in excess of $3,000,000,000.

CLINICAL STUDIES AND REGULATORY STRATEGY

     We conduct clinical studies and trials of our products during the course of their development. These studies and trials vary in terms of number of patient samples, individual product components, specific processes and conditions, purpose, and other factors, which may affect the results.

     We have publicly reported the results of some of these studies and trials at various medical meetings, in publications and in general public announcements. In January 2000, we began to report results from studies employing the InPath System Cocktail. The first report was from a portion of a study involving over 200 patient samples that demonstrated the system's capability to detect cellular abnormality with a sensitivity of 95% and a specificity of 77%. In March 2000, we announced the results of the analysis of over 10,000 individual cell samples. The analysis showed a sensitivity of 92% and a specificity of 82% in detecting cellular abnormalities. In April 2001, we announced the results of a pilot study conducted on 208 patient samples collected in China. The study, which was the precursor of a 9,000 patient trial, showed that the system detected all levels of cervical abnormalities with 95% sensitivity and a specificity of 75%. The results of the most recent study, presented at a medical conference, on patient samples detected all levels of abnormality with 84% sensitivity and 81% specificity.

     The sensitivity factor, the test performance in detecting versus missing actual disease, commonly called false negatives, is critical in terms of patient health. The specificity factor, the test's performance in correctly identifying patients with disease versus those without, commonly called false positives, is related to overtreatment and health care economics.

     In each of the studies presented above, the InPath System demonstrated nearly 100% accuracy in detecting high-grade cervical disease and cancer. In addition, the results demonstrate that the InPath System test produces more accurate overall results than the current PAP test. A study conducted in 2000 which reviewed the results of 94 previous studies of the PAP test showed an average sensitivity of 74% and an average specificity of 68% for the PAP test.

     Data from studies of other InPath System products has also been presented at medical conferences. A study of our In-Cell HPV test showed the test accurately detected 100% of patients with high-grade disease and 64% of patients with low-grade disease. In a presentation of early results of the clinical trial of the InPath System collector, data showed that the accuracy of cytology reports on samples collected with the InPath System collector were equal to or better than those collected with the conventional brush/spatula method. The InPath System collector also proved to be more comfortable for the patient and provided an easier and shorter examination for the physician.

     We believe the results of these studies support the continued development process of the InPath System products.

     We will use the data from our completed clinical trials to begin selling our InPath System products in countries, such as Mexico, Peru, Chile and India. We also intend to sell products in the United States and other countries as Analyte Specific Reagents. These Analyte Specific Reagents tests make no medical claims but may be used by laboratories and physicians to aid in their diagnosis. We began this type of product sale in the fourth quarter of 2001.

     We are pursuing regulatory approval for the InPath System and Cocktail-CVX through a series of submissions, although from a single clinical study. This tiered approach is designed to accelerate our revenue opportunity for the InPath System in the short term and drive adoption of our innovative products over the longer term, while at the same time minimizing the expense and time involved in undertaking the appropriate study.

     The first stage of the overall strategy involved the submission of our collector for approval as a substantially equivalent device to the brush-and-spatula methods for gathering samples used in the familiar PAP screening tests. The 501K filing was made in late September 2001.

     The second stage of our overall regulatory strategy involves a continuing study of the InPath System and Cocktail-CVX. This submission will cover the InPath System as a means to eliminate negative samples from further testing. We anticipate this being completed by the end of the second quarter of 2002 or early third quarter 2002. Simultaneously, we will be developing the InPath POS(TM) test.

     We concluded clinical trials of the collector during the third quarter of 2001 and filed a 510K Application with the FDA on September 28, 2001. We anticipate completion on the Slide Based test, at the end of the second quarter of 2002 and on the In-Cell HPV test during the third quarter of 2002. Once the clinical trials of each component are completed, we will submit the appropriate data to the FDA for clearance consideration. If we get FDA approval, we will be able to sell the cleared product in the United States. We will also submit the data to other regulatory agencies that may have jurisdiction over specific products.

                         PRODUCT INTRODUCTION TIMELINE

PRODUCT                          PROCESS                         TIMELINE
-------                          -------                         --------
e(2) collector          FDA Clearance              Current Through 2nd Quarter 2002
                        U.S. Sales                 Beginning Upon FDA approval
                        International Sales        Beginning Upon FDA approval
Cocktail-CVX            Clinical Trials            End of 2nd Quarter or Early 3rd
                                                   Quarter 2002
                        U.S. & International ASR   Beginning Mid 2nd Quarter 2002
                        Sales
                        FDA Submission & Review    Beginning 3rd Quarter 2002
POS(TM) Test            Development                Through Mid 4th Quarter 2002
                        Clinical Trials            Beginning 4th Quarter 2002
                        International Sales        Beginning Late 4th Quarter 2002
In-Cell HPV Test        Clinical Trials            Beginning 3rd Quarter 2002
                        U.S. & International       Beginning 1st Quarter 2002
                        Sales
                        FDA Submission & Review    Beginning 4th Quarter 2002

SAMBA

     We have a wholly-owned subsidiary, Samba Technologies, Sarl, based in France. Samba designs, develops and markets web-enabled software based systems for image analysis, image capture, and image transmission and management for clinical and industrial applications. Samba also is developing the software used in the InPath System. Almost all of our reported revenue to date has been from the sale of Samba products and services.

     Samba software suites, a group of programs which may be used singly or together in a particular application, allow the user to capture and share digital images and related data. Examples of applications are radiology, pathology and real-time coordination between pathologist and physician during ongoing surgical procedures. Samba software can create a single data folder, where patient information, physician case notes and diagnostic images from various sources are maintained or annotated. The software can be employed in local or wide area networks, or through an Internet browser using security-encrypted files. All of Samba's software can be used on a wide variety of image capture instruments or devices and can employ static, historical, or dynamic live images. Samba also provides software customization, installation, interface, network and Internet consulting services to the users of its products.

                              RECENT DEVELOPMENTS

EXCHANGE OFFER

     In December 2001, we completed a tender offer in which our common stockholders exchanged 10,859,088 shares of common stock for 434,363.52 shares of Series E convertible preferred stock. Please refer to the description of our Series E convertible preferred stock in the section "Description of Capital Stock."

PRIVATE PLACEMENTS

     In November 2001, we received $3,636,000 in net proceeds from the sale of 1,331,499 shares of Series C convertible preferred stock to accredited investors. The Series C convertible preferred stock has a dividend rate of 10%.

     In November 2001, we also received $1,750,000 in proceeds from the sale of 175,000 shares of Series D convertible preferred stock to Ventana Medical Systems, Inc. The Series D convertible preferred stock has a dividend rate of 10%. We also issued a common stock purchase warrant to Ventana entitling them to purchase 1,750,000 shares of the common stock at a price of $1.15 per share. The warrant expires November 2, 2004.

     For a description of our Series C convertible preferred stock and Series D convertible preferred stock please see "Description of Capital Stock."

REVERSE STOCK SPLIT

     On May 24, 2001, our stockholders approved a reverse split of our common stock in which each three shares of our issued and outstanding common stock will be reclassified and converted into one share of common stock. Fractional shares will not be issued. Instead, our stockholders will be entitled to receive a cash distribution, without interest, in lieu of any fractional shares. The reverse stock split will not change the number of shares of common stock we are authorized to issue.

     The timing of the reverse split will depend on several factors, including whether our common stock is listed on The American Stock Exchange or quoted on the Nasdaq SmallCap Market, whether Molecular Diagnostics takes on a strategic partner, whether we obtain FDA approved for our e(2) collector and whether a securities research analyst initiates coverage on Molecular Diagnostics.

     One of the principal reasons for seeking stockholder approval to effect a one-for-three reverse stock split was to increase the per share price of the our common stock. Although our directors never expected the resulting price of a post-split share to be exactly three times the price of a pre-split share, they nevertheless hoped it would be enough to meet or exceed the minimum price required for listing on The American Stock Exchange or the Nasdaq SmallCap Market. Moreover, our management recognized that it might be necessary to delay the reverse split until such time as we had positive news to report, thus making it more likely that the reverse split would have the desired effect in the marketplace.

     We have withdrawn our application for listing on The American Stock Exchange and will not re-file it until we implement the reverse stock split. However, our management does not know if listing will or can be effected. The American Stock Exchange Company Guide states that meeting the Exchange's quantitative listing requirements does not automatically guarantee that the stock of a company will be approved for listing. The Company Guide also states that The American Stock Exchange has discretion in allowing the listing of the stock of a company that does not meet all of the criteria. Our independent accountants have noted that there are substantial doubts as to our ability to continue as a going concern. The listing criteria for The American Stock Exchange do not discuss the effect of a going concern explanatory paragraph which could affect our ability to list.

     When soliciting the proxies of our stockholders in connection with the vote to approve the reverse stock split, we stated that we would implement the split, if approved, as soon as practicable. However for all of the reasons stated above, our directors do not believe it is yet practicable to give effect to the reverse stock split. Furthermore, because the proposal approved by our stockholders did not impose a deadline with respect to effecting the reverse split, the directors do not believe that the delay in implementing the reverse split is inconsistent with the approval itself or with the stockholders' expectations in regard to such implementation. However, in the event that the reverse split has not been implemented by the time notice of our 2002 annual meeting of stockholders is required to be given, the directors intend to place on the ballot for such meeting either a proposal to reapprove the reverse stock split.

                                USE OF PROCEEDS

     All of the shares of common stock offered pursuant to this prospectus are being offered by the stockholders listed under Selling Stockholders. We will not receive any of the proceeds from the sales of the shares of common stock. We will receive the exercise price of the common stock purchase warrants if and when they are exercised, up to an aggregate of approximately $10,790,959 if all common stock purchase warrants are exercised. We intend to use any proceeds from the exercise of the common stock purchase warrants for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth with respect to the selling stockholders (i) the number and percentage of shares of common stock beneficially owned as of February 8, 2002, (ii) the maximum number of shares of common stock which may be sold pursuant to this prospectus and (iii) the number and percentage of shares of common stock which will be beneficially owned after sales pursuant to this prospectus, assuming the sale of all shares of common stock set forth in (ii) above:

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Peter P. Gombrich, Chairman of the Board, Chief
  Executive Officer, and director(1)................     866,633          3.4%       672,300      194,333           *
  414 N. Orleans #510
  Chicago, IL 60610
Seaside Partners(2).................................   3,735,000         14.8%      3,735,000           0           *
  623 Ocean Ave.
  Sea Girt, NJ 08750
Alexander M. Milley, director(3)....................     756,881          3.0%             0      296,881           *
  414 N. Orleans #510
  Chicago, IL 60610
Cadmus Corporation(4)...............................     537,881          2.1%       460,000       77,881           *
Leonard R. Prange(5)................................   1,121,688          4.4%       721,688      400,000
  641 W. Willow #142
  Chicago, IL 60614
Robert C. Shaw, director(6).........................     719,417          2.8%       500,417      219,000           *
  414 N. Orleans #510
  Chicago, IL 60610
John Abeles, M.D., director(7)......................     286,500            *            625      219,050           *
  414 N. Orleans #510
  Chicago, IL 60610
William J. Ritger(8)................................     415,474          1.6%       333,674       11,800           *
  623 Ocean Avenue
  Sea Girt, NJ 08750
Jacqueline Gombrich(9)..............................   1,564,481          6.2%       125,000            0           0
  2548 Printon Road
  Cleveland Heights, OH 44118
Jacqueline Gombrich, as Trustee of The EAG Trust
  dated 10/23/98(10)................................     479,827          1.9%       479,827            0           *
  414 N. Orleans, #510
  Chicago, IL 60610
Jacqueline Gombrich, as Trustee of The CMC Trust
  dated 10/23/98(10)................................     479,827          1.9%       479,827            0           *
  414 N. Orleans, #510
  Chicago, IL 60610
Jacqueline Gombrich, as Trustee of The MGD Trust
  dated 10/23/98(10)................................     479,827          1.9%       479,827            0           *
  414 N. Orleans, #510
  Chicago, IL 60610
Theodore L. Koenig, as Trustee of The MSD Trust
  dated 12/19/94(10)................................     410,555          1.6%       410,555            0           *
  One Northbrook Place
  5 Revere Drive, Suite 206
  Northbrook, IL 60062
Monroe Investments, Inc.(10)........................     298,586          1.2%       298,586            0           *
  One Northbrook Place
  5 Revere Drive, Suite 206
  Northbrook, IL 60062

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Robert M. Adrian(11)................................      75,758            *         75,758            0           *
  6211 Highland Drive
  Chevy Chase, MD 20815
Kimberly Allen(11)..................................       2,727            *          2,727            0           *
  546 N. Elmwood Avenue
  Oak Park, IL 60302
Banca Del Gottardo(12)..............................     415,833          1.6%       415,833            0           *
  Viale Stefano Franscini 8
  6901 Luga
  SWITZERLAND
Bathgate McColley Capital Group, LLC(13)............     295,750          1.2%       295,750            0           *
  5350 South Roslyn St., #380
  Englewood, CO 80111
Margaret M. Bathgate(14)............................     100,000            *        100,000            0           *
  6376 E. Tufts Ave.
  Englewood, CO 80111
Bentell AS(12)......................................      50,000            *         50,000            0           *
  Askervelen 61
  N-1373 Asker
  NORWAY
Frank Blatz(12).....................................      25,000            *         25,000            0           *
  970 Nepawin Lane
  Scotch Plains, NJ 07076
Kevin G. Boyle(15)..................................     107,781            *        107,781            0           *
  127 Hawksbill Way
  Jupiter, FL 33458
Kevin G. Boyle Securities, Inc......................     100,000            *         50,000       50,000           *
  365 Stewart Ave., Apt B10
  Garden City, NY 11530
Brady Retirement Fund, L.P.(15).....................     130,000            *        130,000            0           *
  44 Montgomery St., #2110
  San Francisco, CA 94104
John H. Burlingame(12)..............................      15,000            *         15,000            0           *
  P.O. Box 948
  South Orleans, MA 02662
David Cathcart(12)..................................      15,000            *         15,000            0           *
  207 Fox Horn Lane
  Charlottesville, VA 22902
Cat Invest I, AS(15)................................     206,500            *        206,500            0           *
  v/Adv. Oystein Eskeland
  Postboks 1484 Vika
  0116 Oslo
  NORWAY
Robert L. Cerasia(15)...............................      53,712            *         53,712            0           *
  c/o Solomon Smith Barney
  325 Columbia Turnpike, 1st Fl
  Florham Pk, NJ 07932
CHAOS AS(15)........................................     175,496            *        175,496            0           *
  Postboks 110, Sentrum
  0102 Oslo
  NORWAY
Commonwealth Associates & Designees(16).............   1,045,143          4.1%      1,045,143           0           *
  830 Third Ave., 4th Floor
  New York, NY 10022
Torrey L. Conrad(11)................................      30,303            *         30,303            0           *
  29W244 Oak Knoll
  West Chicago, IL 60185

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Neil Costa(14)......................................      82,500            *         82,500            0           *
  714 Broadway
  New York, NY 10003
Thomas F. Currin(12)................................      35,000            *         35,000            0           *
  40 Ocean Avenue
  Larchmont, NY 10538
Bruce De Schryver(12)...............................      20,000            *         20,000            0           *
  10 Woodbury Way
  Fairport, NY 14450
Richard D. Doermer(17)..............................      55,000            *         55,000            0           *
  415 N. LaSalle, #500
  Chicago, IL 60610
Fred and Susan Duboc(14)............................      50,000            *         50,000            0           *
  5500 South Pemberton
  Littleton, CO 80121
Gary C. Evans(18)...................................     375,756          1.5%       375,756            0           *
  13215 Glad Acres
  Farmers Branch, TX 75234
Bruce J. Fogel(15)..................................     100,000            *        100,000            0           *
  359 Eagle Drive
  Jupiter, FL 33477
Four Corners(14)....................................      83,330            *         83,330            0           *
  330 S. Decatur Blvd., Suite 1225
  Las Vegas, NV 89108
Charles B. Ganz.....................................      50,000            *         50,000            0           *
  c/o Mellon Private Asset Management
  1801 N. Military Trail
  Boca Raton, FL 33431
Geary Partner, L.P.(15).............................     660,000          2.6%       660,000            0           *
  44 Montgomery St., #2110
  San Francisco, CA 94101
Drew S. Giles & Laurette K. Giles...................       7,500            *          7,500            0           *
  S. Pine Hill Trail West
  Tequerta, FL 33469
George I. Gorodeski & Shafrira S. Gorodeski(19).....      91,000            *         91,000            0           *
  25154 Bridgeton
  Beachwood, OH 44122
Howard A. Hackett(20)...............................     227,493            *        227,493            0           *
  1 Corcoran Drive
  Tyngsboro, MA 01879
John P. Harkrader(12)...............................      15,000            *         15,000            0           *
  P.O. Box 465
  Farmingdale, NJ 07727
Arthur F. Hebard(12)................................      30,000            *         30,000            0           *
  6408 N W 45th Place
  Gainesville, FL 32653
Hess Investments(12)................................      33,333            *         33,333            0           *
  4311 Down Point Ln
  Windermere, FL 34786
Mark Hess(12).......................................      33,333            *         33,333            0           *
  4311 Down Point Ln.
  Windermere, FL 34786
Holleb and Coff(21).................................     250,000            *        250,000            0           *
  55 East Monroe
  Suite 4100
  Chicago, IL 60603

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Richard R. Huebner(14)..............................      50,000            *         50,000            0           *
  Firserv Correspondent Services
  16318 E. Berry Ave.
  Aurora, CO 80015
Fred R. Huettig(12).................................      20,000            *         20,000            0           *
  28 Corey Lane
  Mendham, NJ 07945
John P. Ike(12).....................................      35,000            *         35,000            0           *
  Box 31
  Pottersville, NJ 07979
John C. Iverson Family Limited Partnership(15)......     267,603          1.1%       267,603            0           *
  476 Mariner Dr.
  Jupiter, FL 33477
David Kenkel & Stefanie Kenkel(22)..................      83,333            *         83,333            0           *
  JTTEN
  1845 4 Wheel Drive
  Whitefish, MT 59937
Thad T. Konopnicki & Audrey E. Vaughn(11)...........      45,000            *         45,000            0           *
  3512 N. Dinwiddle
  Arlington, VA 22207
Jon B. Kruljac & Teri E. Kruljac(23)................     411,313          1.6%       231,313            0           *
  JTWROS
  2070 Grape St.
  Denver, CO 80207
John A. Lamb(24)....................................      58,333            *         16,667            0           *
  206 Shady Hills Court
  Simi Valley, CA 93065
John A. Lamb -- IRA(25).............................      41,666            *         41,666            0           *
  7010 North 13th Place
  Phoenix, AZ 85020
William A. Lamb -- IRA(26)..........................      83,333            *         83,333            0           *
  7010 North 13th Place
  Phoenix, AZ 85020
Norbert Langley(12).................................      33,333            *         33,333            0           *
  320 Southeast Creek Road
  Church Hill, MD 21623
The League Corporation(11)..........................      75,758            *         75,758            0           *
  141 W. Jackson Blvd., #1910-A
  Chicago, IL 60611
Lucas Capital Management(12)........................      20,000            *         20,000            0           *
  328 Newman Springs Rd
  Red Bank, NJ 07701
George B. Lucas, Jr. as Trustee of George B. Lucas
  Trust dated 8/31/88(14)...........................      50,000            *         50,000            0           *
  249 Hilldale Rd.
  Villanova, PA 19085
George B. Lucas, Jr. as Trustee of Muriel B. Crowell
  Rev. Trust dated 4/26/91(14)......................     100,000            *        100,000            0           *
  1004 Vicars Woods
  Apt. S-315
  Ponte Vedra Beach, FL 32082
George B. Lucas, Jr. as Trustee of Robert L. Crowell
  Rev. Trust dated 4/26/91(14)......................     125,000            *        125,000            0           *
  1004 Vicars Woods
  Apt. S-315
  Ponte Vedra Beach, FL 32082

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Wayne Maggio & Maria Maggio(11).....................      75,758            *         75,758            0           *
  JT TEN
  22 A Grove Street
  Winchester, MA 01890
James J. Maguire(12)................................      20,000            *         20,000            0           *
  P.O. Box 180
  Pottersville, NJ 07979
Robert L. Malatesta(12).............................      15,000            *         15,000            0           *
  52 Mitchel Place
  Little Silver, NJ 07739
Thomas J. McCabe(12)................................      16,667            *         16,667            0           *
  P.O. Box 3480
  Warrenton, VA 20188
Thomas J. McCabe(15)................................      80,000            *         80,000            0           *
  P.O. Box 3480
  Warrenton, VA 20188
Gene McColley(14)...................................      30,000            *         30,000            0           *
  5350 South Reslyn Street, Suite 380
  Englewood, CO 80111
Robert McCullough, Jr.(15)..........................      50,000            *         50,000            0           *
  P.O. Box 151
  Kentfield, CA 94914
Monarch Consulting(27)..............................     180,000            *        180,000            0           *
  8873 E. Bayou Gulch Road
  Parker, CO 80134
W. Douglas Morland(28)..............................     400,000          1.6%       400,000            0           *
  1655 E. Layton Drive
  Englewood, CO 80110
Monsun AS(29).......................................   1,300,000          5.2%      1,300,000           0           *
  Torvejen 12 C
  1383 Aske
  NORWAY
David R. Morgan(14).................................      85,000            *         85,000            0           *
  P.O. Box 470
  Meadow Vista, CA 95722
Steven J. Morris(15)................................     100,000            *        100,000            0           *
  66 Navesink Ave.
  Rumson, NJ 07760
Michael A. Mulshine(30).............................      58,333            *         58,333            0           *
  868 Riverview Drive
  Brielle, NJ 08730
Gerald Mustapick(31)................................      50,000            *         50,000            0           *
  14041 U.S. Highway One, Suite A
  Juno Beach, FL 33408
Scott J. Mustapick(31)..............................       5,000            *          5,000        5,000           *
  Robin R. Mustapick, JTWROS
  14041 U.S. Highway One, Suite A
  Juno Beach, FL 33408
Christopher Neary(12)...............................      33,333            *         33,333            0           *
  11768 Willard Avenue
  Tustin, CA 92782
NeoMed Innovation III, L.P.(32).....................   2,164,000          8.6%      2,164,000           0           *
  8 Queensway House
  Queen Street, St. Helier
  JE24WD JERSEY

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Northlea Partners(33)...............................      67,500            *         61,875        4,950           *
  2365 N.W. 41st Street
  Boca Raton, FL 33432
Barry Ollman(14)....................................      25,000            *         25,000            0           *
  9555 Poundstone Place
  Greenwood Village, CO 80111
The Paisley Fund, L.P.(14)..........................     600,000          2.4%       600,000            0           *
  388 Market Street
  Suite 1700
  San Francisco, CA 94111
Bruce K. Patterson(34)..............................     300,000          1.2%       300,000            0           *
  2300 Childrens Plaza, No 51
  Chicago, IL 60614
Fred H. Pearson(35).................................     221,616            *        221,616            0           *
  10 S. LaSalle Street
  Chicago, IL 60603
B. Michael Pisani(36)...............................     460,000          1.8%       460,000            0           *
  44 Lake Road
  Short Hills, NJ 07078
P.L. Thomas Group(37)...............................      39,834            *         39,834            0           *
  300 W. Washington St.
  Chicago, IL 60606
Presidio Partners, L.P.(15).........................   1,210,000          4.8%      1,210,000           0           *
  44 Montgomery St., #2110
  San Francisco, CA 94104
Robert L. Priddy(38)................................     412,724          1.7%        16,381      396,343           *
  3435 Kingsborough
  Atlanta, GA 30326
Prospektiva SA(39)..................................     780,550          3.1%       780,550            0           *
  via Funicolare 2
  6900 Lugano
  SWITZERLAND
Jeff Purcell(11)....................................      72,315            *         72,315            0           *
  5 Oakbrook Ct.
  Oak Brook, IL 60521
RS Diversified Growth Fund(14)......................   3,650,000         14.5%      3,650,000           0           *
  388 Market Street
  Suite 1700
  San Francisco, CA 94111
Jonathan D. Rahn(12)................................      15,000            *         15,000            0           *
  413 Gatewood Road
  Cherry Hill, NJ 08003
The Research Works, Inc.(40)........................      70,000            *         70,000            0           *
  623 Ocean Avenue
  Sea Girt, NJ 08750
George Resta(22)....................................      83,333            *         83,333            0           *
  854 St. Edmonds Pl.
  Annapolis, MD 21401
Jay Michael Rosenberg(11)...........................       3,007            *          3,007            0           *
  414 Sandy Lane
  Wilmette, IL 60091
Bernard B. Rinella(11)..............................     250,000            *        250,000            0           *
  One N. LaSalle, #3400
  Chicago, IL 60610
John Rutzel(12).....................................      15,000            *         15,000            0           *
  14 Hathaway Drive
  Princeton Junction, NJ

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Louis Scher(12).....................................      15,000            *         15,000            0           *
  9 Parkside Avenue
  Asheville, NC 28804
Virginia Schmidt(12)................................      30,000            *         30,000            0           *
  55 Linden Avenue
  Verona, NJ 07044
Margret Selig(12)...................................      20,000            *         20,000            0           *
  Amsandberg 34
  60599 Frankfurt
  GERMANY
Arthur A. Sharples(12)..............................     100,000            *        100,000            0           *
  P.O. Box 570
  New Vernon, NJ 07976
Janis Smythe(12)....................................      15,000            *         15,000            0           *
  P.O. Box 206
  Hillsdale, NY 12529
Michael Song(11)....................................      50,000            *         50,000            0           *
  333 E. Ontario, #608B
  Chicago, IL 60611
Dennis J. Stack(15).................................      25,000            *         25,000            0           *
  256 Cardinal Lane
  Jupiter, FL 33458
Georgie W. Stanley(41)..............................     132,500            *        132,500            0           *
  P.O. Box 180
  Pottersville, NJ 07979
Michael C. Stanley(42)..............................     252,500          1.0%        50,000            0           *
  13 Robin Road
  Warren, NJ 07059
Michael C. Stanley Trustee for the Georgie Stanley
  II Trust(43)......................................     122,500            *        122,500            0           *
  P.O. Box 180
  Pottersville, NJ 07979
Michael C. Stanley Trustee for the Benjamin A.
  Stanley Trust(43).................................     122,500            *        122,500            0           *
  P.O. Box 180
  Pottersville, NJ 07979
Michael C. Stanley Trustee for the Michael Bredt
  Stanley Trust(43).................................     122,500            *        122,500            0           *
  P.O. Box 180
  Pottersville, NJ 07979
Michael Studer(15)..................................      50,000            *         50,000            0           *
  1110 Cottonwoodlane, #210
  Irving, TX 75038
Jeremy Taylor(12)...................................      35,000            *         35,000            0           *
  P.O. Box 147
  Metamora, IN 47030
James R. Tobin(12)..................................      15,000            *         15,000            0           *
  50 Bridge Avenue
  Bay Head, NJ 08742
Transamerica Business Credit Corp.(44)..............      26,840            *         26,840            0           *
  790 E. Colorado Blvd.
  Pasadena, CA 91101
Trinity Capital, AS(15).............................     114,944            *        114,944            0           *
  P.O. Box 1767 Vika
  0122 Oslo
  NORWAY

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Frank Gerardi Trustee, Univest Management E P S
  P(45).............................................     527,815          2.0%       527,815            0           *
  149 W. Village Way
  Jupiter, FL 33458
James A. Urner(12)..................................      15,000            *         15,000            0           *
  42 Mount St.
  Bay Head, NJ 08742
Violina AS(15)......................................     206,500            *        206,500            0           *
  Postboks 1484 Vika
  0116 Oslo Norway
Anita Von Dreusche(12)..............................      30,000            *         30,000            0           *
  110 Norman Drive
  Ramsey, NJ 07446
Karen A. Von Dreusche & Richard J. Berr(12).........      30,000            *         30,000            0           *
  JTTEN
  52 Sunrise Court
  Medford, NJ 08055
Trond E. Wennberg(15)...............................      57,480            *         57,480            0           *
  Jonsok Veien 7
  1182 Oslo
  NORWAY
David Craig Wright(20)..............................     263,667          1.0%       263,667            0           *
  14740 Maine Cove Terrace
  Gaithersburg, MD 20878
Xillix Technologies Corp............................      22,500            *         22,500            0           *
  300-13775 Commerce Parkway
  Richmond, BC V6V 2V4
  Canada
Richard Yetman(12)..................................      20,000            *         20,000            0           *
  6 Ocean Blvd.
  Island Heights, NJ 08732
Peter J. Zeganelli & Carol A. Zeganelli(31).........      10,000            *         10,000            0           *
  11 Rafenberg Rd.
  Sleepy Hollow, NY 10591
Robert Zelinka(15)..................................      25,000            *         25,000            0           *
  15919 Laurel Creek Drive
  Delray Beach, FL 33446
Rona Zelinka(15)....................................      25,000            *         25,000            0           *
  15919 Laurel Creek Drive
  Delray Beach, FL 33446
Bud Zuckerman(14)...................................      50,000            *         50,000            0           *
  6587 Lakeview Drive
  Boulder, CO 80303

---------------

  + With respect to shares and percent of shares beneficially owned after the offering, we assumed that the selling stockholders will sell all of the shares of common stock offered by the prospectus. We cannot assure you that the selling stockholders will sell all or any of their shares.

  *  Represents less than 1% of the outstanding shares of Common Stock.

 (1) Includes: (i) 672,300 shares issued as a result of the merger of InPath, LLC and Bell National Corporation in December 1998; and (ii) 123,333 shares underlying options exercisable by Mr. Gombrich within sixty days. Excludes:
     (i) 2,894,787 shares underlying 105,265 shares of Series E convertible preferred stock owned by Mr. Gombrich; and (ii) 922,277 shares underlying 33,537.36 shares of Series E convertible preferred stock owned by Suzanne Musikantow Gombrich, all of which are convertible December 1, 2002.

 (2) Includes: (i) 2,201,667 shares received as a result of the conversion during 2000 of the principal and accrued interest related to a 6% convertible promissory note purchased in a private offering in March 1999;
     (ii) 200,000 shares purchased in a 1999 private offering; and (iii) 1,333,333 shares purchased in a 2000 private offering.

 (3) Includes: (i) 287,881 shares owned by Cadmus Corporation, of which Mr. Milley is a director and executive officer, and 250,000 shares issuable to Cadmus Corporation under a currently exercisable warrant; and (ii) 219,000 shares subject to options exercisable by Mr. Milley within sixty days.
     Excludes: (i) 678,135 shares underlying 24,659.44 shares of Series E convertible preferred stock owned by Mr. Milley; (ii) 553,666 shares underlying 20,133.32 shares of Series E convertible preferred stock owned by Milley Management, Inc. of which Mr. Milley is the sole director and executive officer; (iii) 1,327,465 shares underlying 48,271.44 shares of Series E convertible preferred stock owned by Cadmus Corporation; (iv) 556,875 shares underlying 20,250 shares of Series E convertible preferred stock owned by Azimuth Corporation of which Mr. Milley is a director and executive officer; and (v) 163,520 shares underlying 5,946.20 shares of Series E convertible preferred stock owned by Winchester National, Inc. of which Mr. Milley is a director, all of which are convertible December 1, 2002.

 (4) Includes: (i) 210,000 shares received in a Claims Settlement Agreement in December 1998; and (ii) 250,000 shares underlying a warrant exercisable within sixty days. Excludes 1,327,465 shares underlying 48,271.44 shares of Series E convertible preferred stock, which are convertible December 1, 2002.

 (5) Includes: (i) 300,000 shares received as the result of the merger of InPath, LLC and Bell National Corporation in December 1998; (ii) 321,688 shares received as the result of the conversion during 2000 of the principal and accrued interest related to a 6% convertible promissory note purchased in a private offering in May 1999; (iii) 100,000 shares underlying 20,000 shares of Series C convertible preferred stock purchased in a private offering in November 2001; and (iv) 400,000 shares underlying options exercisable within sixty days.

 (6) Includes: (i) 463,333 shares received in a Claims Settlement Agreement in December 1998; (ii) 37,084 shares acquired in a private transaction in 1989; and (iii) 219,000 shares underlying stock options, which are exercisable within sixty days.

 (7) Includes: (i) 5,000 shares owned by Northlea Partners, Ltd., of which Dr. Abeles is the general partner, and 62,500 shares issuable to Northlea Partners, Ltd. under a currently exercisable warrant; and (ii) 219,000 shares underlying stock options exercisable by Dr. Abeles within sixty days. Excludes 205,277 shares underlying 7,464.64 shares of Series E convertible preferred stock, which are convertible December 1, 2002. Dr. Abeles disclaims beneficial ownership of all shares owned by Northlea Partners, Ltd. except 675 shares, which shares are attributable to his 1% interest in Northlea Partners, Ltd. as general partner.

 (8) Includes: (i) 83,674 shares purchased in a private offering during 2000;
     (ii) 70,000 shares owned by The Research Works, which is controlled by Mr. Ritger; and (iii) 250,000 shares underlying Series C Convertible Preferred Stock. Excludes 1,980,000 shares underlying 72,000 shares of Series E convertible preferred stock, which are convertible December 1, 2002.

(9) Includes: (i) 125,000 shares received as the result of the merger of InPath, LLC and Bell National Corporation in December 1998 and (ii) 479,827 shares owned by The EAG Trust, 479,827 shares owned by the CMC Trust, and 479,827 shares owned by The MDG Trust, for which Ms. Gombrich serves as trustee. Ms. Gombrich disclaims beneficial ownership of all shares owned by the trusts.

(10) Represents shares received as a result of the merger of InPath, LLC and Bell National Corporation in December 1998.

(11) Represents shares purchased in a private offering during 1999.

(12) Represents shares purchased in a private offering during 2000.

(13) Includes: (i) 68,250 shares issued to Bathgate or its designees as compensation for services rendered during 2001; and (ii) 227,500 shares underlying warrants issued to Bathgate designees as compensation for services during 2001.

(14) Represents shares underlying Series C convertible preferred stock.

(15) Represents shares underlying Series B convertible preferred stock purchased in a private offering during 2001.

(16) Represents warrants issued by AccuMed in connection with various financings.

(17) Represents 55,000 shares underlying warrants exercisable within sixty days received as compensation for services performed during 1999.

(18) Includes: (i) 75,758 shares purchased in a private offering during 1999;
     (ii) 33,333 shares purchased in a private offering during 2000; (iii) 100,000 shares underlying 25,000 shares of Series B convertible preferred stock purchased in a private offering during 2001; and (iv) 166,665 shares underlying Series C convertible preferred stock.

(19) Includes: (i) 76,000 shares received as the result of the exercise of a warrant received for services performed during 1999; and (ii) 15,000 shares purchased in a private offering during 2000.

(20) Represents shares received as a result of the conversion of the principal and accrued interest related to 6% convertible promissory notes purchased in a private offering during 1999.

(21) Represents 250,000 shares underlying a warrant received as compensation for services during 1999 and exercisable within sixty days.

(22) Includes: (i) 33,333 shares purchased in a private offering in 2000; and
     (ii) 50,000 shares underlying Series C convertible preferred stock.

(23) Includes: (i) 131,313 shares received as a result of the conversion of the principal and accrued interest related to a 6% convertible promissory note purchase in a private offering during 1999; (ii) 180,000 shares underlying warrants issued to Monarch Consulting, which is controlled by Mr. Kruljac, for services performed in 2001; and (iii) 100,000 shares underlying Series C convertible preferred stock.

(24) Includes: (i) 16,667 shares purchased in a private offering during 2000; and (ii) 41,666 shares owned by the John Lamb -- IRA.

(25) Includes: (i) 16,666 shares purchased in a private offering during 2000; and (ii) 25,000 shares underlying 6,250 shares of Series B convertible preferred stock purchased in a private offering during 2001.

(26) Includes: (i) 33,333 shares purchased in a private offering during 2000; and (ii) 50,000 shares underlying 12,500 shares of Series B convertible preferred stock purchase in a private offering during 2001.

(27) Represents 180,000 shares underlying warrants issued for services performed during 2001.

(28) Includes: (i) 200,000 shares underlying Series C convertible preferred stock; and (ii) 200,000 shares underlying a currently exercisable warrant.

(29) Includes: 500,000 shares underlying a convertible promissory note issued during 2000; (ii) 500,000 shares underlying 125,000 shares of Series B convertible preferred stock purchased in a private offering during 2001; and (iii) 300,000 shares underlying currently exercisable warrants.

(30) Represents shares underlying a warrant issued for services performed in 2000 and 2001.

(31) Represents shares underlying warrants currently exercisable.

(32) Includes: (i) 1,664,000 shares underlying Series B convertible preferred stock purchased in a private offering during 2001; and (ii) 500,000 shares underlying a convertible promissory note issued in 2001.

(33) Represents shares underlying a warrant currently exercisable.

(34) Represents shares underlying warrants issued or issuable as license fees under a License and Technology Agreement entered into during 2000.

(35) Includes: (i) 186,616 shares received as the result of the merger of InPath, LLC and Bell National Corporation in December 1998; and (ii) 35,000 shares purchased in a private offering during 1999.

(36) Includes: (i) 130,000 shares purchased in a private offering in 1999; and
     (ii) 330,000 shares underlying Series C convertible preferred stock.

(37) Represents warrants issued in the AccuMed merger in exchange for warrants issued by AccuMed as compensation for services.

(38) Including 154,647 shares underlying Series A convertible preferred stock, 8,737 shares underlying options exercisable in 60 days and 16,381 shares underlying warrants.

(39) Includes: (i) 98,333 shares received as compensation for services during 2000; (ii) 48,333 shares underlying a warrant issued for services performed during 2000; (iii) 225,542 shares received as compensation for services performed during 2001; (iv) 116,400 shares issuable as compensation for services performed during 2001; and (v) 291,942 shares underlying warrants issued for services performed during 2001.

(40) Represents shares received upon the exercise of a warrant received for services performed during 1999.

(41) Includes: (i) 50,000 shares purchased in a private offering in 2000; and
     (ii) 82,500 shares underlying Series C convertible preferred stock.

(42) Includes: (i) 50,000 shares purchased in a private offering during 2000;
     (ii) 82,500 shares underlying Series C convertible preferred stock; and
     (iii) 40,000 shares owned by The Georgie Stanley II Trust, 40,000 shares owned by The Benjamin A. Stanley Trust, and 40,000 shares owned by The Michael Bredt Stanley Trust for each of which Mr. Stanley serves as Trustee.

(43) Includes: (i) 40,000 shares purchased in a private offering in 2000; and
     (ii) 82,500 shares underlying Series C convertible preferred stock.

(44) Represents warrants issued in the AccuMed merger in exchange for warrants issued by AccuMed as additional consideration for a long term credit line.

(45) Includes: (i) 175,148 shares received as the result of the conversion of the principal and accrued interest related to a 6% convertible promissory note purchased in a private offering during 1999; (ii) 222,167 shares underlying a warrant issued for services performed during 2000 and 2001;
     (iii) 50,000 shares underlying shares of Series B convertible preferred stock purchased in a private offering during 2001; and (iv) 80,500 shares received as compensation for services performed during 2001.

For purposes of this table, a person is deemed to have beneficial ownership of any shares of common stock which such person may acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any security which such person has the right to acquire from us within 60 days after the date of this prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On September 1, 1998, we issued a note payable in the amount of $175,000 to Mr. Peter P. Gombrich, our Chairman and Chief Executive Officer, in payment for funds advanced by Mr. Gombrich. The note was due September 1, 2003 and interest was payable at each anniversary date at the rate of 8% per annum. Principal payments in the amount of $26,000, $130,000 and 19,000 were made during 2000, 1999 and 1998, respectively, to repay the entire note.

     In January 1999, our board of directors authorized the raising of up to $1,500,000 in debt or new equity to provide funding for current operations. Subsequently, on various dates between March 1, 1999 and June 29, 1999, we issued a series of interest-bearing 6% convertible promissory notes totaling $969,600, including a note in the amount of $500,000 issued to Seaside Partners, L.P., a hedge fund and a significant shareholder. Seaside Partners, L.P. receives investment management services from Seaside Advisors, L.L.C., of which

Dr. Denis M. O'Donnell, a director, is a member and manager. We also issued a note in the amount of $75,000 to Leonard R. Prange, our former President, Chief Operating Officer and Chief Financial Officer, in exchange for cash. The maturity date of these notes was January 28, 2000, subject to extension by us to June 30, 2000. We extended the maturity date of the notes to June 30, 2000. The notes and accrued interest due thereon were automatically converted into shares of our common stock on April 28, 2000.

     On December 10, 1999, we borrowed $50,000 from Azimuth Corporation, a company controlled by Alexander M. Milley, a director and significant shareholder. The note evidencing this loan bore interest at the rate of 12% per annum and the principal along with accrued interest was convertible into our common stock at a conversion price of $0.20 per share. On February 22, 2000, Azimuth Corporation exercised its right to convert the principal amount of the note plus accrued interest due thereon in the amount of $1,250 into 256,250 shares of our common stock.

     On January 6, 2000 and April 28, 2000, we sold 200,000 shares and 1,333,333 shares, respectively, of our common stock to Seaside Partners, L.P. in a private offering. The shares were sold to Seaside Partners, L.P. under the same terms and conditions as those of the other participants in the private offering, including the purchase prices of $0.33 per share and $1.50 per share, respectively. Dr. O'Donnell, our director, is a member and manager of Seaside Advisors, L.L.C., which provides investment management services to Seaside Partners, L.P.

     On April 28, 2000, we received a promissory note in the amount of $2,000,000 evidencing the purchase price paid by Seaside Partners, L.P. for the 1,333,333 shares of common stock referred to in the prior paragraph. That note bears interest at the rate of 8% per annum and the original due date was July 28, 2000. We agreed to extend the due date of that note until November 30, 2000. Seaside has made all remaining interest and principal payments under the note.

     On May 24, 2000, we granted Dr. O'Donnell, our director, warrants to purchase 155,455 and 629,446 shares of our common stock, exercisable at $.01 per share. The warrant to purchase 155,455 shares issued to Dr. O'Donnell was compensation for finders services performed in 1999 on the private offering of 6% convertible promissory notes due in 2000 and a private offering of common stock in late 1999 at $0.33 per share. Both offerings were sold at prices representing small discounts to the market price of our common stock at the time of the offerings. The warrant to purchase 629,446 shares issued to Dr. O'Donnell was compensation for finders services performed in 2000 in a private offering of common stock at a price of $1.50 per share, an approximate 20% discount to the market price of the common stock when the offering was priced. The warrants expire five years from the date of the grant. Dr. O'Donnell elected to take all of the compensation due to him for finders services in the form of warrants rather than cash or shares of common stock. We also recorded an accrual of $50,000 in 1999 to cover estimated out-of-pocket expenses, reimbursable to Dr. O'Donnell upon submission of detailed expense bills.

     On September 22, 2000, we issued a convertible promissory note, with a term of one year, to Azimuth Corporation in exchange for $500,000 in cash. That note bore interest at the rate of 15% per annum and was convertible into our common stock at a conversion price of $1 per share after February 22, 2001. As discussed below, the holder agreed to relinquish the conversion rights on July 26, 2001. The conversion price was less than the market price of our common stock at the date of issuance of the note. Therefore, the holder was considered to have a beneficial conversion feature. We determined the value of this beneficial conversion feature to be $125,000. This value was recorded as a reduction to the debt and is being amortized as additional interest expense over the life of the note. The majority of the proceeds of the note were used to make a loan to AccuMed in accordance with the terms of our then pending merger agreement with AccuMed. Mr. Milley, our director, is a director and executive officer of Azimuth Corporation. We repaid the note on November 15, 2001.

     On December 4, 2000, we issued a promissory note, with a maturity date of December 31, 2000, to Azimuth Corporation, in exchange for $200,000 in cash. That note bore interest at the rate of 12% per annum. As an additional inducement, we granted Azimuth Corporation a warrant to purchase 50,000 shares of common stock at an exercise price of $0.937 per share, the approximate market price of our common stock on the date the warrant was granted. That warrant expires five years from the date of grant. We repaid the note and accrued interest on February 20, 2001. In that the note was not repaid when due, we were obligated by the terms of the note to grant Azimuth Corporation a warrant to purchase an additional 25,000 shares of our common stock at an exercise price of $0.01 per share, representing a two month late payment penalty. The proceeds of the note were used for general working capital and to pay license fees.

     On December 11, 2000, we issued a promissory note, with a maturity date 180 days from the date of issue, to Azimuth Corporation, in exchange for $100,000 in cash. That note bore interest at the rate of 12% per annum. As an additional inducement, we granted Azimuth Corporation a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $1.25 per share, an approximate 15% premium over the market price of the common stock at the date that the warrant was issued. That warrant expires five years after the date of grant. We repaid the note and accrued interest on February 20, 2001. The proceeds of the note were used to repay a convertible promissory note held by AccuMed.

     On February 1, 2001 and February 7, 2001, we issued promissory notes to Azimuth Corporation in exchange for $25,000 and $470,000, respectively, in cash. Those notes bear interest at the rate of 15% per annum. Those notes are required to be repaid from the proceeds of any new offering of debt or equity undertaken by us subsequent to the dates of the notes. As an additional inducement for the note issued on February 7, 2001, we granted Azimuth Corporation a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $0.25 per share, an approximate discount of 83% from the market price of our common stock on the date the warrant was issued. That warrant expires five years after the date of grant. We repaid both notes and accrued interest on February 20, 2001. The proceeds of the notes were used to fund a portion of the loan to AccuMed upon the signing of the merger agreement on February 7, 2001.

     On July 26, 2001, we issued a promissory note to Cadmus Corporation in exchange for $100,000 in cash. On August 6, 2001, we issued a promissory note to Azimuth Corporation in exchange for $100,000 in cash. Like Azimuth Corporation, Cadmus Corporation is controlled by Alexander Milley, one of our directors and significant stockholder. The notes are due on September 22, 2001 and bear interest at the rate of 15% per annum. As an additional inducement for the notes, we issued five-year warrants to Cadmus Corporation and Azimuth Corporation entitling the holders to each purchase 250,000 shares of the common stock at an exercise price of $1 per share. The closing market prices of the common stock on the respective issue dates of the warrants were $0.97 per share and $0.93 per share. We determined the fair value of these warrants to be $7,200 using the fair value interest rate method. This value will be amortized as additional interest expense over the life of the notes and the full amount was charged to expense during the third quarter. We repaid the note on November 15, 2001.

     In addition, on July 26, 2001, we issued a five-year warrant to Azimuth Corporation entitling the holder to purchase 500,000 shares of our common stock at $1 per share in consideration of Azimuth Corporation's agreement to relinquish the conversion rights granted to it under the terms of a convertible promissory note we issued in September 2000, which entitled Azimuth Corporation to convert the principal and accrued interest due under that note into our common stock at a conversion price of $1 per share. As noted above, the September 2000 note was considered to have a beneficial conversion feature for which we had determined a fair value of $125,000 in 2000. This fair value was recorded as a discount to the debt and was being amortized as additional interest expense over the term of the note. The closing market price of our common stock on the issue date of this warrant was $0.97 per share. We determined the fair value of the warrant to be approximately $21,000 based on the value of the unamortized debt discount at the date this warrant was issued and the conversion right was waived. This value will be amortized as additional interest expense over the life of the note and the full amount was charged to expense during the third quarter.

     On August 6, 2001, we issued a promissory note to Northlea Partners, Ltd. in exchange for $25,000 in cash. John Abeles, one of our directors, is the general partner of Northlea Partners, Ltd. The terms of the note are the same as the notes issued on July 26, 2001 to Cadmus Corporation and Azimuth Corporation. As an additional incentive to purchase this note, we issued a five-year warrant to Northlea Partners, Ltd. entitling the holder to purchase 62,500 shares of common stock at an exercise price of $1 per share. The closing market price of the common stock on the issue date of this warrant was $0.93 per share. We determined the fair value of the warrant to be $825 using the fair value interest rate method. This value will be amortized as additional interest expense over the life of the note and the full amount was charged to expense during the third quarter.

     In November 2001, Leonard R. Prange who at the time served as our President, Chief Operating Officer, Chief Financial Officer and Secretary purchased 20,000 shares of Series C convertible preferred stock in our November 2001 private placement on the same terms and conditions as the other investors.

     We believe that our historical financial position has made it difficult to access standard sources for capital. We have limited assets on which a lender might seek a security interest to provide loans or a line of credit. We have been able to utilize the accounts receivable base of Samba as a means to locally fund the subsidiary. However, no such base exists with us. Since we have no asset base against which to arrange secured loans, we must deal with unsecured lending. The terms and conditions of the $500,000 convertible promissory note issued in September 2000 to Azimuth Corporation are identical to two other convertible promissory notes issued to unaffiliated third parties. In transactions in which we have borrowed short-term funds for brief periods of time, such funds were not available to us from any other sources. Accordingly, our board of directors believes that the interest rates and additional consideration paid to Azimuth Corporation for these short-term loans are in accordance with what other companies might be required to pay for such loans were their financial circumstances similar to ours. The terms of each loan were approved by all members of the board who are not affiliated with Azimuth Corporation.

     We have negotiated similar compensation terms for all individuals, groups, or companies, who provide placement or finders services in private offering of equity or debt. The exercise price of warrants issued as compensation related to finders services has varied depending on the price of the offering. Affiliated parties were treated the same as all other outside parties providing finders services.

                              PLAN OF DISTRIBUTION

     We are registering the common stock on behalf of the selling stockholders. The common stock may be offered and sold by the selling stockholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by the selling stockholders or by a purchaser of the common stock on whose behalf such broker-dealer may act as agent. Sales and transfers of the common stock may be effected from time to time in one or more transactions, in private or public transactions, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. The selling stockholders may sell any or all of the common stock from time to time in one or more of the following methods:

     - ordinary brokers transactions, which may include long or short sales;

     - transactions involving cross or block trades or otherwise on the Over-the-Counter Bulletin Board;

     - purchases by brokers, dealers or underwriters as principal and resales by such purchasers for their own accounts under this prospectus;

     - "at the market" offerings to or through market makers or into an existing market for the common stock;

     - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

     - through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

     - any combination of the above.

     In addition, the selling stockholders or successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     The selling stockholders and any broker-dealers acting in connection with the sale of the common stock by this prospectus may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

     The selling stockholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions.

     Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that rule rather than under this prospectus.

     We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the selling stockholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling stockholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We will not receive any proceeds from the sale of the common stock covered by this prospectus. We have agreed to pay all of the expenses incident to the registration of the common stock, other than discounts and selling concessions or commissions, if any, and fees and expenses of counsel for the selling stockholders, if any.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We have set forth in this section a description of certain rights and preferences of our convertible preferred stock as well as our other outstanding securities and contractual obligations because we believe they are materially relevant to an investor's understanding of an investment in our shares of common stock.

     Our authorized capital stock consists of 55,000,000 shares, consisting of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. On February 8, 2002 we had:

     - 25,167,501 shares of common stock issued and outstanding;

     - 590,197 shares of Series A convertible preferred stock of which 548,908 were issued and outstanding;

     - 1,500,000 shares of Series B convertible preferred stock of which 1,357,356 were issued and outstanding;

     - 1,666,666 shares of Series C convertible preferred stock of which 1,331,499 were issued and outstanding;

     - 300,000 shares of Series D convertible preferred stock of which 175,000 were issued and outstanding;

     - 800,000 shares of Series E convertible preferred stock of which 434,363.52 were issued and outstanding;

     - warrants that entitle the holders the right to purchase 9,986,244 shares of common stock at prices ranging from $0.01 to $23.75;

     - $1,049,000 aggregate principal amount convertible promissory notes that entitle the holders to purchase 1,022,500 shares of common stock; and

     - options that entitle the holders to purchase 3,468,722 shares of common stock at prices ranging from $0.39 to $36.08.

     If and when we implement the reverse stock split that our stockholders approved in May 2001, each three shares of our issued and outstanding common stock will be converted into one share of common stock and the conversion rights of our convertible securities will be correspondingly adjusted. The reverse stock split will not affect the number of shares we are authorized to issue.

COMMON STOCK

     Each share of our common stock has the same relative rights and is identical in all respects with each other share of common stock.

     Subject to any prior rights of the holders of any preferred stock then outstanding, holders of our common stock are entitled to receive such dividends as are declared by our board of directors out of funds legally available therefor. Full voting rights are vested in the holders of common stock, each share being entitled to one vote, subject to the rights of the holders of any preferred stock then outstanding. Our board of directors may issue authorized shares of common stock without stockholder approval. Subject to any prior rights of the holders of any preferred stock then outstanding, in the event of our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to receive, pro rata, any assets distributable to stockholders with respect to shares held by them. Holders of shares of common stock do not have any preemptive rights to subscribe for any additional securities which may be issued by us or any cumulative voting rights. The outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     Our preferred stock may be issued in one or more series at such time or times and for such consideration as our board of directors may determine. Our board of directors is expressly authorized at any time, and from time to time, to provide for the issuance of preferred stock with such voting rights and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be stated in the resolution authorizing the particular series of preferred stock. Our board of directors is authorized to designate the series and the number of shares comprising such series, the dividend rate, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights with respect to the shares of such series. The ability of our board of directors to issue preferred stock without stockholder approval could make an acquisition by an unwanted suitor of a controlling interest in us more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of us. Shares of preferred stock redeemed or acquired by us may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by our board of directors.

SERIES A CONVERTIBLE PREFERRED STOCK

     We are authorized to issue 590,197 shares of Series A convertible preferred stock, of which 548,908 shares were issued and outstanding as of February 8, 2002. Each share of Series A convertible preferred stock has a stated value of $4.50 and a conversion price of $10.3034, subject to antidilution adjustment. The Series A convertible preferred stock ranks senior to our common stock and on parity with our other issued and outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series A convertible preferred stock.

  DIVIDENDS

     Shares of the Series A convertible preferred stock pay no dividends.

  VOTING RIGHTS

     The holders of the Series A convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series A convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series A convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series A convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series A convertible preferred stock then outstanding, we may not repeal, amend or change the Series A convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series A convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series A convertible preferred stock is $4.50 per share. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series A convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series A convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series A convertible preferred stock.

     If the assets available for distribution to the holders of Series A convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series A convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series A convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series A convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We have authorized and will reserve and keep available a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series A convertible preferred stock and dividends payable thereon. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series A convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series A convertible preferred stock.

  CONVERSION

     Shares of Series A convertible preferred stock are convertible, at any time, at the option of the holder into shares of common stock. Each share of the Series A convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $4.50 stated value by the then effective conversion price (currently $10.3034), which is referred to as the conversion rate. The conversion rate is currently 0.4367.

     If during the three year period beginning March 1, 2001, the then current market price of our common stock equals or exceeds $13.50 per share for any 20 consecutive trading days commencing 45 business days before the date in question, we may elect to convert all the then outstanding shares of Series A convertible preferred stock into common stock at the then effective conversion rate.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock , (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

     The conversion price and the conversion rate will be adjusted when we implement the reverse stock split.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series A convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

SERIES B CONVERTIBLE PREFERRED STOCK

     We are authorized to issue 1,500,000 shares of Series B convertible preferred stock, of which 1,357,356 shares were outstanding as of February 8, 2002. Each share of Series B convertible preferred stock has a stated value of $4 and a conversion price of $1, subject to antidilution adjustment. The Series B convertible preferred stock ranks senior to our common stock and on parity with our other issued and outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series B convertible preferred stock.

  DIVIDENDS

     Shares of the Series B convertible preferred stock accrue dividends on a quarterly basis at an annual rate of 10% per share payable on the last day of March, June, September and December, commencing March 31, 2001, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior quarterly dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series B convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series B convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series B convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series B convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series B convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series B convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series B convertible preferred stock then outstanding, we may not repeal, amend or change the Series B convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series B convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series B convertible preferred stock is $4 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series B convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series B convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series B convertible preferred stock.

     If the assets available for distribution to the holders of Series B convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series B convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series B convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series B convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We have authorized and will reserve and keep available a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series B convertible preferred stock and dividends payable thereon. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series B convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series B convertible preferred stock.

  CONVERSION

     Shares of Series B convertible preferred stock are convertible, at any time, at the option of the holder, into shares of common stock. Each share of the Series B convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $4 stated value per share plus all accrued but unpaid dividends by the then effective conversion price (currently $1), which is referred to as the conversion rate.

     If the then current market price of our common stock equals or exceeds $4 per share for any 40 consecutive trading days, we may elect to convert all outstanding shares of Series B convertible preferred stock into common stock at the then effective conversion rate. If for any reason we do not pay any portion of the accrued dividends on the Series B convertible preferred stock being converted, we may pay that portion of unpaid dividends in shares of common stock.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series B convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

     The conversion price and the conversion rate will be adjusted when we implement the reverse stock split.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series B convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

SERIES C CONVERTIBLE PREFERRED STOCK

     We are authorized to issue 1,666,666 shares of Series C convertible preferred stock, of which 1,331,499 were issued and outstanding as of February 8, 2002. Each share of Series C convertible preferred stock has a stated value of $3 and a conversion price of $0.60, subject to antidilution adjustment. The Series C convertible preferred stock ranks senior to our common stock and on parity with our other issued and outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series C convertible preferred stock.

  DIVIDENDS

     Shares of the Series C convertible preferred stock accrue dividends on a semi-annual basis at an annual rate of 10% per share payable on the last day of March and September, commencing March 31, 2002, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment. Dividends are payable in cash provided that we may pay the dividends for the first two years in cash or in shares of our common stock.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series C convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series C convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series C convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series C convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series C convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series C convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series C convertible preferred stock then outstanding, we may not repeal, amend or change the Series C convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series C convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series C convertible preferred stock is $3 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series C convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series C convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series C convertible preferred stock.

     If the assets available for distribution to the holders of Series C convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series C convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series C convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series C convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We will have authorized and reserved a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series C convertible preferred stock and dividends payable thereon if we implement the reverse stock split or amend our certificate of incorporation to increase the number of authorized shares of common stock. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series C convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series C convertible preferred stock.

  CONVERSION

     Shares of Series C convertible preferred stock are convertible, at any time at the option of the holder, into shares of common stock. Each share of the Series C convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $3 stated value per share plus all accrued but unpaid dividends by the then effective conversion price, which is referred to as the conversion rate.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series C convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series C convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

  SERIES D CONVERTIBLE PREFERRED STOCK

     We are authorized to issue 300,000 shares of Series D convertible preferred stock, of which 175,000 were issued and outstanding as of February 8, 2002. Each share of Series D convertible preferred stock has a stated value of $10 and a conversion price of $1, subject to antidilution adjustment. The Series D convertible preferred stock ranks senior to our common stock and on parity with our other outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series D convertible preferred stock.

  DIVIDENDS

     Shares of the Series D convertible preferred stock accrue dividends on a semi-annual basis at an annual rate of 10% per share payable on the last day of April and October, commencing April 30, 2002, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment. Dividends are payable in cash provided that we may pay the dividends for the first two years in cash or in shares of our common stock.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series D convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series D convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series D convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series D convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series D convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series D convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series D convertible preferred stock then outstanding, we may not repeal, amend or change the Series D convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series D convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series D convertible preferred stock is $10 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series D convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series D convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series D convertible preferred stock.

     If the assets available for distribution to the holders of Series D convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series D convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series D convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series D convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We will have authorized and reserved a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series D convertible preferred stock and dividends payable thereon if we implement the reverse stock split or amend our certificate of incorporation to increase the number of authorized shares of common stock. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series D convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series D convertible preferred stock.

  CONVERSION

     Shares of Series D convertible preferred stock are convertible, at any time after April 1, 2002, at the option of the holder, into shares of common stock. Each share of the Series D convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $10 stated value per share plus all accrued but unpaid dividends by the then effective conversion price, which is referred to as the conversion rate.

     If the then current market price of our common stock equals or exceeds $5 per share for any 20 consecutive trading days, we may elect to convert all outstanding shares of Series D convertible preferred stock into common stock at the then effective conversion rate. If for any reason we do not pay any portion of the accrued dividends on the Series D convertible preferred stock being converted, we may pay that portion of unpaid dividends in shares of common stock.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series D convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

     The conversion price and the conversion rate will be adjusted when we implement the reverse stock split.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series D convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

  SERIES E CONVERTIBLE PREFERRED STOCK

     We are authorized to issue 800,000 shares of Series E convertible preferred stock, of which 434,363.52 were issued and outstanding as of February 8, 2002. Each share of Series E convertible preferred stock has a stated value of $22 and a conversion price of $0.80, subject to antidilution adjustment. The Series E convertible preferred stock ranks senior to our common stock and on parity with our other outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series E convertible preferred stock.

  DIVIDENDS

     Shares of the Series E convertible preferred stock accrue dividends on a semi-annual basis at an annual rate of 10% per share payable on the last day of May and November, commencing May 31, 2002, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment. Dividends are payable in cash provided that we may pay the dividends for the first two years in cash or in shares of our common stock. The dividend rate increases to 20% per share if after December 1, 2002 we have not reserved sufficient shares of common stock to allow for the conversion of all shares of Series E convertible preferred stock.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series E convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series E convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series E convertible preferred stock shall be entitled to vote on any matter on which the holders of common stock are entitled to vote. If the Series E convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series E convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series E convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series E convertible preferred stock then outstanding, we may not repeal, amend or change the Series E convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series E convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series E convertible preferred stock is $22 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series E convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series E convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series E convertible preferred stock.

     If the assets available for distribution to the holders of Series E convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series E convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series E convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series E convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We will have authorized and reserved a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series E convertible preferred stock and dividends payable thereon if we implement the reverse stock split or amend our certificate of incorporation to increase the number of authorized shares of common stock. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series E convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series E convertible preferred stock.

  CONVERSION

     Shares of Series E convertible preferred stock are convertible, at any time after December 1, 2002, at the option of the holder, into shares of common stock. Each share of the Series E convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $22 stated value per share plus all accrued but unpaid dividends by the then effective conversion price, which is referred to as the conversion rate.

     If the then current market price of our common stock equals or exceeds $22 per share for any 20 consecutive trading days, we may elect to convert all outstanding shares of Series E convertible preferred stock into common stock at the then effective conversion rate. If for any reason we do not pay any portion of the accrued dividends on the Series E convertible preferred stock being converted, we may pay that portion of unpaid dividends in shares of common stock.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series E convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

     - The conversion price and the conversion rate will be adjusted when we implement the reverse stock split.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series E convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

COMMON STOCK PURCHASE WARRANTS

     As of February 8, 2002, we have outstanding 9,986,244 common stock purchase warrants, each entitling the holder the right to purchase one share of our common stock. These common stock purchase warrants have exercise prices ranging from $0.01 to $23.75. Common stock purchase warrants not exercised by their respective expiration dates will expire.

  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of the common stock purchase warrants is subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) subdivide shares of our common stock, (B) declare a dividend upon our common stock payable solely in shares of our common stock, (C) reclassify or change our common stock into different securities, or (D) make a distribution on our capital stock other than regular cash dividends.

     The common stock purchase warrants will be adjusted on the same basis as the common stock if and when we implement the reverse stock split.

  RESERVATION OF SHARES

     We will have reserved a sufficient number of shares of our common stock as will be issuable upon exercise of all outstanding common stock purchase warrants if we implement the reverse stock split or amend our certificate of incorporation to increase the authorized number of shares of common stock. Upon issuance, these shares of common stock will be duly and validly issued, fully paid and non-assessable, free of all preemptive rights and taxes.

  VOTING

     The holders of the common stock purchase warrants have no right to vote on matters submitted to shareholders and have no right to receive dividends.

  LISTING

     There is no public trading market for the common stock purchase warrants.

  FRACTIONAL SHARES

     We will not issue fractional shares of common stock upon exercise of the common stock purchase warrants but rather will pay the holder an amount in cash equal to the fair market value of any fractional interest.

  REGISTRATION RIGHTS

     We are obligated to register the resale of the common stock into which the common stock purchase warrants are exercisable provided more than one year has elapsed from the issuance of the relevant common stock purchase warrant. If we fail to make a filing with the SEC to register the underlying common stock within 30 days of the holder's request, the holder is entitled to receive from us in cash the difference between the exercise price and the average closing price of our common stock during the 30 calendar days immediately following the holder's request to register the common stock purchase warrants.

     In addition to the common stock purchase warrants described above, we have issued warrants for services rendered and in connection with financings. These warrants have the same characteristics as the common stock purchase warrants described above with respect to reservation of shares, voting, listing and fractional shares. The particular additional terms of these warrants are as follows:

AZIMUTH/CADMUS/NORTHLEA/VENTANA COMMON STOCK PURCHASE WARRANTS

     On February 7, 2001, we issued a warrant to Azimuth Corporation entitling Azimuth to purchase 1,000,000 shares of our common stock at an exercise price of $0.25 per share, subject to the antidilution adjustments described below. The Azimuth warrant expires February 7, 2006.

     On August 6, 2001, we issued warrants to Azimuth Corporation, Cadmus Corporation and Northlea Partners entitling the holders to purchase 250,000, 250,000 and 62,500 shares respectively of our common stock at an exercise price of $1 per share subject to the antidilution adjustments described below. These warrants expire August 6, 2006.

     On November 2, 2001 we issued a warrant to Ventana Medical Systems, Inc. to purchase 1,750,000 shares of our common stock at an exercise price of $1.15 per share, subject to the antidilution adjustments described below. The Ventana warrant expires November 2, 2004.

  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of these warrants are subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) pay a dividend or make a distribution of common stock or (B) subdivide or combine outstanding shares of our common stock;

     - If we issue or sell any shares of our common stock at a price per share less than the exercise price;

     - If we dividend or otherwise issue or sell any securities convertible into our common stock;

     - If we (A) merge or consolidate with another entity, (B) sell, lease or otherwise transfer all or substantially all of our property or assets or
       (C) effect a capital reorganization or recapitalization of our common stock.

BATHGATE WARRANTS

     On February 28, 2001, we issued warrants pursuant to a warrant agreement with Bathgate McColley Capital Group, LLC, entitling the holders of those warrants to purchase an aggregate of 227,500 shares of our common stock at an exercise price of $1.20 per share subject to the antidilution adjustments described below. The Bathgate warrants expire February 28, 2006.

  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of the Bathgate warrants are subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) pay a dividend or make a distribution to holders of our common stock, (B) subdivide or combine our outstanding shares of our common stock, or (C) issue by reclassification of our common stock other securities;

     - If we issue rights, options, warrants or convertible securities to all or substantially all holders of our common stock, without charge, entitling them to purchase common stock below the then current market value per share of common stock on the date of issuance;

     - If we distribute to holders of common stock all or substantially all evidences of indebtedness of assets or rights, options, warrants or convertible securities containing the right to purchase our common stock;

     - If we (A) consolidate or merge with another entity, or (B) sell or convey all or substantially all of our property or assets of business. We may not merge or consolidate with another entity unless we make these adjustments.

     No adjustment to the Bathgate warrants will be made due to any dividends or distributions out of earnings or grants or exercises of currently authorized or outstanding options or issuance of shares under our benefit plans.

HOLLEB WARRANT

     On July 15, 1999, we issued a warrant to Holleb & Coff entitling Holleb to purchase 250,000 shares of our common stock at an exercise price of $0.33 per share. The Holleb warrant expires July 14, 2009.

TUCKER ANTHONY WARRANT

     On July 10, 2001, we issued a warrant to Tucker Anthony Incorporated entitling Tucker Anthony to purchase 150,000 shares of our common stock at an exercise price of $1.20 subject to the antidilution adjustments described below. The Tucker Anthony warrant expires July 10, 2006.

  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of the Tucker Anthony warrant is subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) declare a dividend on our outstanding common stock payable in shares of our capital stock; (B) subdivide or combine outstanding shares of our common stock into a greater or smaller number of shares; or (C) issue any shares of our capital stock by way of reclassification, including a merger or consolidation.

CONVERTIBLE PROMISSORY NOTES

     We have issued two convertible promissory notes, one to Monsun A/S due April 1, 2002 and the other to NeoMed Innovations III, L.P. due May 15, 2002. Each promissory note is for the principal amount of $500,000. We also issued 200,000 warrants with an exercise price of $.30 per share to Monsun in consideration of Monsun extending the due date on their note. If we prepay the promissory notes, the holders, at their option, may elect to convert the promissory note, plus accrued interest, into shares of our common stock at the conversation rate of $1 per share. In addition, the number of shares of common stock the promissory notes are convertible into is subject to adjustment from time to time if we (A) subdivide, combine or reclassify our common stock, or (B) exchange our common stock for securities or property of another company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is LaSalle Bank National Association, Chicago, Illinois.

                                 LEGAL MATTERS

     The validity of the shares offered by this prospectus has been passed upon for us by Schiff Hardin & Waite, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of Molecular Diagnostics, Inc. (formerly named Ampersand Medical Corporation) appearing in our Form 10-K, as amended, for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about Molecular Diagnostics' ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file with the SEC in Washington, D.C. or at its regional offices located at:

      Public Reference Room             Midwest Regional Office
     450 Fifth Street, N.W.                 Citicorp Center
            Room 1024                   500 West Madison Street
     Washington, D.C. 20549                   Suite 1400
                                        Chicago, Illinois 60661

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically. The address of that site is: http://www.sec.gov.

     Our common stock is listed on the Over-the-Counter Bulletin Board and reports and proxy statements and other information about us can be inspected at the offices of The Nasdaq-Amex Stock Market, Inc., 1735 K Street, N.W., Washington, DC 20006-1500.

     We filed with the SEC a registration statement on Form S-2 under the Securities Act that registers the shares of our common stock offered by this prospectus. This prospectus constitutes a part of the registration statement but does not contain all the information presented in the registration statement and its exhibits. For more information we refer you to the registration statement, including the exhibits.

     The SEC allows us to "incorporate by reference" information we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. This prospectus incorporates by reference:

     - Annual Report on Form 10-K, as amended, for the year ended December 31, 2000;

     - Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2001;

     - Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2001;

     - Current Report on Form 8-K dated September 17, 2001;

     - Current Report on Form 8-K dated September 24, 2001;

     - Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2001; and

     - Current Report on Form 8-K dated December 31, 2001.

     You may request a copy of the documents incorporated by reference in this prospectus and not delivered with the prospectus at no cost by writing or by telephoning us at the following address:

                          Molecular Diagnostics, Inc.
                            414 North Orleans Street
                                   Suite 510
                            Chicago, Illinois 60610
                                 (312) 222-9550
                          Attention: Peter P. Gombrich

     We will not provide exhibits to documents unless they are specifically incorporated by reference. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS

     We are delivering a copy of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000 and Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2001 with this prospectus.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our charter, bylaws or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               29,835,328 Shares

                          Molecular Diagnostics, Inc.

                                  Common Stock

                                   PROSPECTUS

                              February [  ], 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Molecular Diagnostics, Inc. in connection with the sale of the common stock being registered. All amounts are estimates except the registration fees.

                                                          AMOUNT TO BE
                                                              PAID
                                                          ------------
SEC Registration Fee...................................     $    570
Printing...............................................            *
Legal Fees and Expenses................................            *
Accounting Fees and Expenses...........................            *
Blue Sky Fees and Expenses.............................     $      0
Transfer Agent and Registrar Fees......................            *
Miscellaneous..........................................            *
                                                            --------
          Total........................................            *
                                                            ========

---------------
* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees and agents of Molecular Diagnostics; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     Molecular Diagnostics' Certificate of Incorporation, a copy of which is incorporated hereto as Exhibit 3.1, and its By-Laws, which are incorporated hereto as Exhibit 3.2, provide for indemnification of its officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

     Molecular Diagnostics' Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to Molecular Diagnostics or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to Molecular Diagnostics or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or a stock repurchase or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

     Molecular Diagnostics has obtained an insurance policy in the amount of $3,000,000 which (i) provides for the payment by the insurer of all amounts which Molecular Diagnostics may legally pay to officers and directors as indemnification, excluding certain fines and penalties which are legally uninsurable, and (ii) insures Molecular Diagnostics' officers and directors against certain claims which are not indemnified by Molecular Diagnostics.

     Insofar as indemnification by Molecular Diagnostics for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Molecular Diagnostics pursuant to the foregoing provisions, Molecular Diagnostics has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.1            -- Agreement and Plan of Merger by and among AccuMed
                            International, Inc., AccuMed Acquisition Corp. and
                            Ampersand Medical Corporation, dated as of February 7,
                            2001. (Incorporated hereby in reference to Appendix I to
                            Registration Statement No. 333-61666)
          2.2            -- Amendment No. 1, dated May 14, 2001 to the Agreement and
                            Plan of Merger by and among AccuMed International, Inc.,
                            AccuMed Acquisition Corp. and Ampersand Medical
                            Corporation, dated February 7, 2001. (Incorporated hereby
                            in reference to Appendix I to Registration Statement No.
                            333-61666)
          3.1            -- Certificate of Incorporation of Molecular Diagnostics,
                            Inc., as amended. (Incorporated herein by reference to
                            the Company's Current Report on Form 8-K dated September
                            26, 2001.)
          3.2            -- By-laws of the Company. (Incorporated herein by reference to Appendix E to the Bell National Corporation Definitive
                            Proxy Statement filed on April 30, 1999.)
          3.3            -- Section 6 of Article VII of the By-laws of the Company as amended. (Incorporated herein by reference to Exhibit 3.3
                            to the Company's S-4 Registration Statement, File No.
                            333-61666, filed August 24, 2001.)
          3.4            -- Certificate of Designation, Preferences and Rights of
                            Series C Convertible Preferred Stock of Molecular
                            Diagnostics, Inc.
          3.5            -- Certificate of Amendment of Certificate of Designation,
                            Preferences and Rights of Series C Convertible Preferred
                            Stock.
          3.6            -- Certificate of Amendment of Amended Certificate of
                            Designation, Preferences and Rights of Series C
                            Convertible Preferred Stock.
          3.7            -- Certificate of Designation, Preferences and Rights of
                            Series D Convertible Preferred Stock.
          3.8            -- Certificate of Designation, Preferences and Rights of
                            Series E Convertible Preferred Stock.
          4.1            -- Form of common stock Purchase Warrant, as executed by
                            Bell National Corporation on December 4, 1998 with
                            respect to each of Mr. Gombrich, Theodore L. Koenig,
                            William J. Ritger, Fred H. Pearson, Walter Herbst,
                            AccuMed International, Inc., Northlea Partners Ltd., and
                            Monroe Investments, Inc. (collectively, the "InPath
                            Members"). (Incorporated herein by reference to Exhibit 3
                            of the Schedule 13D filed jointly by the InPath Members
                            on December 14, 1998.)*
          4.2            -- Stockholders Agreement dated December 4, 1998 among the
                            Company, Winchester National, Inc., the InPath Members,
                            and Mr. Milley, Mr. Shaw, Cadmus, and MM I (collectively,
                            the "Claimants"). (Incorporated herein by reference to
                            Exhibit 2 to the Schedule 13D filed jointly by the InPath
                            Members on December 14, 1998.)*
          4.3            -- Form of Common Stock Purchase Warrant issued to Holleb &
                            Coff on July 4, 1999 representing the right to purchase
                            250,000 shares of common stock of the Company in
                            connection with legal services rendered. (Incorporated
                            herein by reference to Exhibit 4.3 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.4            -- Form of Common Stock Purchase Warrant issued to The
                            Research Works on October 11, 1999 representing the right
                            to purchase 70,000 shares of common stock of the Company
                            in connection with the preparation of an investment
                            research report. (Incorporated herein by reference to
                            Exhibit 4.4 of the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1999.)*
          4.5            -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on December 10, 1999 representing the right
                            to purchase 50,000 shares of common stock of the Company
                            as additional consideration for a 12% Convertible
                            Promissory Note issued on the same date. (Incorporated
                            herein by reference to Exhibit 4.5 to the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*
          4.6            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 96,250 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.6 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
          4.7            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 75,759 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.7 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
          4.8            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 121,313 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.8 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
          4.9            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 94,697 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.9 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
          4.10           -- Form of Common Stock Purchase Warrant issued to William
                            J. Ritger on May 24, 2000 representing the right to
                            purchase 531,614 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.10 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
          4.11           -- Form of Common Stock Purchase Warrant issued to Denis M.
                            O'Donnell on May 24, 2000 representing the right to
                            purchase 784,901 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.11 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
          4.12           -- Form of Common Stock Purchase Warrant issued to
                            Prospektiva, SA on May 23, 2000 representing the right to
                            purchase 48,333 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.12 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.13           -- Form of Common Stock Purchase Warrant issued to Dr. Bruce
                            Patterson, on September 12, 2000 representing the right
                            to purchase 150,000 shares of common stock of the Company
                            as additional consideration for the achievement of
                            product development milestones under a License and
                            Development Agreement for Specific Medical Technology for
                            the Detection of Oncogenic HPV Virus. (Incorporated by
                            reference to Exhibit 4.13 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
          4.14           -- Form of Common Stock Purchase Warrant issued to Dr. Bruce
                            Patterson, on September 12, 2000 representing the right
                            to purchase 100,000 shares of common stock of the Company
                            as consideration for an Addendum to a License and
                            Development Agreement for Specific Medical Technology for
                            the Detection of Oncogenic HPV Virus. (Incorporated by
                            reference to Exhibit 4.14 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
          4.15           -- Form of Common Stock Purchase Warrant issued to Osprey
                            Partners, on November 22, 2000 representing the right to
                            purchase 100,000 shares of common stock of the Company in
                            connection with financial advisory services to be
                            rendered over twelve months. (Incorporated by reference
                            to Exhibit 4.15 to the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 2000.)*
          4.16           -- Form of Common Stock Purchase Warrant issued to Univest
                            Management, Inc. on November 22, 2000 representing the
                            right to purchase 100,000 shares of common stock of the
                            Company in connection with financial advisory services to
                            be rendered over twelve months. (Incorporated by
                            reference to Exhibit 4.16 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
          4.17           -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on December 1, 2000 representing the right to
                            purchase 50,000 shares of common stock of the Company as
                            additional consideration for a 12% Promissory Note issued
                            on December 4, 2000. (Incorporated by reference to
                            Exhibit 4.17 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*
          4.18           -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on December 8, 2000 representing the right to
                            purchase 1,000,000 shares of common stock of the Company
                            as additional consideration for a 15% Promissory Note
                            issued on December 11, 2000 in connection with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 4.18
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*
          4.19           -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on February 7, 2001 representing the right to
                            purchase 1,000,000 shares of common stock of the Company
                            as additional consideration for two 15% Promissory notes
                            issued on February 1, 2001 and February 7, 2001 in
                            connection with the proposed acquisition of AccuMed
                            International, Inc. by the Company. (Incorporated by
                            reference to Exhibit 4.19 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
          4.20           -- Common Stock Purchase Warrant issued to Azimuth
                            Corporation on August 6, 2001 representing the right to
                            purchase 250,000 shares of common stock of the Company as
                            additional consideration for a 15% promissory note.
                            (Incorporated by reference to Exhibit 4.24 to the
                            Company's S-4 Registration Statement File No. 333-61666
                            filed August 24, 2001.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.21           -- Common Stock Purchase Warrant issued to Cadmus
                            Corporation on August 6, 2001 representing the right to
                            purchase 250,000 shares of common stock of the Company as
                            additional consideration for a 15% promissory note.
                            (Incorporated by reference to Exhibit 4.23 to the
                            Company's S-4 Registration Statement File No. 333-61666
                            filed August 24, 2001.)
          4.22           -- Common Stock Purchase Warrant issued to Northlea
                            Partners, Ltd. on August 6, 2001 representing the right
                            to purchase 62,500 shares of common stock of the Company
                            as additional consideration for a 15% promissory note.
                            (Incorporated by reference to Exhibit 4.27 to the
                            Company's S-4 Registration Statement File No. 333-61666
                            filed August 24, 2001.)
          4.23           -- Common Stock Purchase Warrant issued to Azimuth
                            Corporation on July 26, 2001 representing the right to
                            purchase 500,000 shares of common stock of the Company as
                            consideration of Azimuth's waiver of the conversion
                            feature of its $500,000 convertible promissory note
                            issued September 22, 2000. (Incorporated by reference to
                            Exhibit 4.25 to the Company's S-4 Registration Statement
                            File No. 333-61666 filed August 24, 2001.)
          4.24           -- Common Stock Purchase Warrant issued to Azimuth
                            Corporation on August 17, 2001 representing the right to
                            purchase 25,000 shares of common stock of the Company.
                            (Incorporated by reference to Exhibit 4.26 to the
                            Company's S-4 Registration Statement File No. 333-61666,
                            filed August 24, 2001.)
          4.25           -- Common Stock Purchase Warrant issued to Tucker Anthony
                            Incorporated on July 10, 2001 representing the right to
                            purchase 150,000 shares of common stock of the Company.
          4.26           -- Common Stock Purchase Warrant issued to Ventana Medical
                            Systems, Inc. on November 2, 2001 representing the right
                            to purchase 1,750,000 shares of common stock of the
                            Company.
          4.27           -- Form of Confidential $5,000,000 Common Stock Private
                            Offering Memorandum dated January 2000. (Incorporated by
                            reference to Exhibit 4.20 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
          4.28           -- Form of Confidential $5,000,000 Series B Convertible
                            Preferred Stock Private Offering memorandum dated
                            November 2000 and amended January 30, 2001. (Incorporated
                            by reference to Exhibit 4.21 to the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 2000.)*
          4.29           -- Amendment No. 1 to Stockholders Agreement dated July 25,
                            2000 among the Company, the InPath Members, Mr. Milley,
                            Mr. Shaw, MMI, Cadmus Corporation, and Winchester
                            National, Inc. (Incorporated by reference to Exhibit 4.22
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*
          5.1            -- Opinion of Schiff, Hardin & Waite.
         10.1            -- Stock Appreciation Rights Agreement dated as of November
                            20, 1989 between the Company and Raymond O'S. Kelly.
                            (Incorporated herein by reference to Exhibit 10.5 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1989.)*
         10.2            -- Stock Appreciation Rights Agreement dated as of November
                            20, 1989 between the Company and Nicholas E. Toussaint.
                            (Incorporated herein by reference to Exhibit 10.7 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1989.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.3            -- Stock Appreciation Rights Agreement dated as of June 14,
                            1990 between the Company and Roy D. Rafalco.
                            (Incorporated herein by reference to Exhibit 4 of the
                            Company's Form 8-K filed June 15, 1990.)*
         10.4            -- SAR Agreement Extension dated November 15, 1995 between the Company and Raymond O'S. Kelly. (Incorporated herein
                            by reference to Exhibit 10.20 of the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1995.)*
         10.5            -- SAR Agreement Extension dated November 15, 1995 between the Company and Nicholas E. Toussaint. (Incorporated
                            herein by reference to Exhibit 10.21 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1995.)*
         10.6            -- Employment Agreement dated May 1, 1998 between Mr.
                            Gombrich and InPath, LLC, as amended on December 4, 1998.
                            (Incorporated herein by reference to Exhibit 10.6 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1998.)*
         10.8            -- Claims Agreement dated December 4, 1998 among the
                            Company, the Claimants, and Liberty Associates Limited
                            Partnership. (Incorporated herein by reference to Exhibit
                            4 to the Schedule 13D filed jointly by the InPath Members
                            on December 14, 1998.)*
         10.9            -- Ampersand Medical Corporation Equity Incentive Plan
                            established as of June 1, 1999. (Incorporated herein by
                            reference to Appendix F to the Bell National Corporation
                            Definitive Proxy Statement on Schedule 14A, as filed on
                            April 30, 1999.)*
         10.10           -- Ampersand Medical Corporation Employee Stock Purchase
                            Plan. (Incorporated herein by reference to Appendix G to
                            the Bell National Corporation Definitive Proxy statement,
                            as filed on April 30, 1999.)*
         10.11           -- Employment Agreement dated June 1, 1999 between Mr.
                            Prange and the Company. (Incorporated herein by reference
                            to Exhibit 10.11 of the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 1999.)*
         10.12           -- Lease Agreement between the Company and O.P., L.L.C.
                            dated September 1, 1999 pertaining to the premises
                            located at suite 305, 414 N. Orleans, Chicago, IL 60610.
                            (Incorporated herein by reference to Exhibit 10.12 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1999.)*
         10.13           -- Amendment to Lease Agreement between the Company and
                            O.P., L.L.C. dated November 1, 1999 pertaining to the
                            premises at suite 300, 414 N. Orleans, Chicago, IL 60610.
                            (Incorporated herein by reference to Exhibit 10.13 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1999.)*
         10.14           -- Form of Note purchase Agreements dated between March 1,
                            1999 and June 29, 1999 between the Company and several
                            purchasers. (Incorporated herein by reference to Exhibit
                            10.14 of the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1999.)*
         10.15           -- Form of 6% Convertible Subordinated Note Due 2000, dated between March 1, 1999 and June 29, 1999 issued by the
                            Company to several purchasers. (Incorporated herein by
                            reference to Exhibit 10.15 of the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            1999.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.16           -- Schedule of purchasers of 6% Convertible Notes Due 2000, including dates and amount purchased. (Incorporated
                            herein by reference to Exhibit 10.16 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*
         10.17           -- Form of Senior Convertible Promissory Note issued to
                            Azimuth Corporation on December 10, 1999. (Incorporated
                            herein by reference to Exhibit 10.17 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*
         10.18           -- Form of Restricted Stock Award of 50,000 shares of common stock issued to David A. Fishman, M.D., on August 10,
                            1999 as additional compensation under a 36 month
                            Consulting Agreement dated June 1, 1999. (Incorporated
                            herein by reference to Exhibit 10.18 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*
         10.19           -- Form of Restricted Stock award of 50,000 shares of common stock issued to Arthur L. Herbst, M.D., on August 10,
                            1999 as additional compensation under a 36 month
                            Consulting Agreement dated July 1, 1999. (Incorporated
                            herein by reference to Exhibit 10.19 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*
         10.20           -- Form of $2,000,000 note received from Seaside Partners,
                            L.P. on April 28, 2000. (Incorporated by reference to
                            Exhibit 10.20 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*
         10.21           -- Form of $300,000 note received from AccuMed
                            International, Inc. on September 22, 2000 in conjunction
                            with the proposed acquisition of AccuMed by the Company.
                            (Incorporated by reference to Exhibit 10.21 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
         10.22           -- Form of $500,000 Convertible Promissory Note issued to
                            Azimuth Corporation on September 22, 2000 in connection
                            with the proposed acquisition of AccuMed International,
                            Inc. by the Company. (Incorporated by reference to
                            Exhibit 10.22 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*
         10.23           -- Form of $500,000 Convertible Promissory Note issued to
                            Monsun, AS on November 1, 2000. (Incorporated by
                            reference to Exhibit 10.23 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
         10.24           -- Form of $200,000 Promissory Note issued to Azimuth
                            Corporation on December 4, 2000. (Incorporated by
                            reference to Exhibit 10.24 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
         10.25           -- Form of $100,000 Promissory Note issued to Azimuth
                            Corporation on December 11, 2000 in conjunction with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 10.25
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*
         10.26           -- Amendment to Patent and Technology License Agreement
                            dated June 9, 2000 by and between Ampersand Medical
                            Corporation, AccuMed International, Inc. and InPath,
                            L.L.C. (Incorporated by reference to Exhibit 10.26 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.27           -- License and Development Agreement for Specific Medical
                            Technology for the Detection of Oncogenic HPV Virus dated
                            June 23, 2000, by and between Invirion, Dr. Bruce
                            Patterson, and Ampersand Medical Corporation.
                            (Incorporated by reference to Exhibit 10.27 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
         10.28           -- First Addendum to License and Development Agreement for
                            Specific Medical Technology for the Detection of
                            Oncogenic HPV Virus dated September 12, 2000, by and
                            between Invirion, Dr. Bruce Patterson and Ampersand
                            Medical Corporation. (Incorporated by reference to
                            Exhibit 10.28 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*
         10.29           -- Second Addendum to License and Development Agreement for
                            Specific Medical Technology for the Detection of
                            Oncogenic HPV Virus dated January 12, 2001, by and
                            between Invirion, Dr. Bruce Patterson and Ampersand
                            Medical Corporation. (Incorporated by reference to
                            Exhibit 10.29 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*
         10.30           -- Form of $25,000 Promissory Note issued to Azimuth
                            Corporation on February 1, 2001 in conjunction with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 10.30
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*
         10.31           -- Form of $470,000 Promissory Note issued to Azimuth
                            Corporation on February 7, 2001 in conjunction with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 10.31
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*
         10.32           -- Lease Agreement between the Company and O.P., L.L.C date
                            May 18, 2000, pertaining to premises located at 414 N.
                            Orleans, Suite 510, Chicago, Illinois 60610.
                            (Incorporated by reference to Exhibit 10.32 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*
         10.33           -- First Amendment to Lease Agreement between the Company
                            and O.P., L.L.C. dated February 13, 2001, pertaining to
                            additional premises at 414 N. Orleans, Suite 503,
                            Chicago, Illinois 60610 and extending the term of the
                            original lease until February 28, 2006. (Incorporated by
                            reference to Exhibit 10.33 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*
         10.34           -- Form of Restricted Stock Award of 25,000 shares of common stock issued to Eric A Gombrich on May 1, 2000 as
                            additional compensation under a 36 month Employment
                            Agreement dated April 1, 2000. (Incorporated by reference
                            to Exhibit 10.34 to the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 2000.)*
         10.35           -- Form of Restricted Stock Award of 50,000 shares of common stock issued to Ralph M. Richart, M.D., on July 24, 2000
                            as additional compensation under a 36 month Consulting
                            Agreement dated June 1, 2000. (Incorporated by reference
                            to Exhibit 10.35 to the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 2000.)*
         10.36           -- Form of Restricted Stock Award of 50,000 shares of common stock issued to J. Thomas Cox, M.D., on October 20, 2000
                            as additional compensation under a 36 month Consulting
                            Agreement dated October 15, 2000. (Incorporated by
                            reference to Exhibit 10.36 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.37           -- Form of Voting Agreement between the Company and each of the officers and directors of AccuMed International, Inc.
                            (Exhibit A to the Agreement and Plan of Merger included
                            in Appendix I to the proxy statement-prospectus.)
         10.38           -- $100,000 Promissory Note issued to Cadmus Corporation on
                            July 26, 2001. (Incorporated by reference to Exhibit
                            10.39 to the Company's S-4 Registration Statement, File
                            No. 333-61666, filed August 24, 2001.)
         10.39           -- $100,000 Promissory Note issued to Azimuth Corporation on
                            August 6, 2001. (Incorporated by reference to Exhibit
                            10.40 to the Company's S-4 Registration Statement, File
                            No. 333-61666, filed August 24, 2001.)
         10.40           -- $25,000 Promissory Note issued to Northlea Partners, Ltd.
                            on August 6, 2001. (Incorporated by reference to Exhibit
                            10.41 to the Company's S-4 Registration Statement, File
                            No. 333-61666, filed August 24, 2001.)
         23.1            -- Consent of Ernst & Young.
         23.2            -- Consent of Opinion of Schiff, Hardin & Waite (Included in
                            Exhibit 5.)
         24.1            -- Power of Attorney by directors and officers of the
                            Company.
         24.2            -- Certified copy of a resolution by the Board of Directors of the Company authorizing execution of the Registration
                            Statement on behalf of the Company by an
                            attorney-in-fact.

---------------

 * SEC File No. 0-935

     (b) Financial Statement Schedules

     The information required to be set forth herein is incorporated by reference to Molecular Diagnostics' Annual Report on Form 10-K, as amended, for the year ended December 31, 2000.

ITEM 17. UNDERTAKINGS

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     D. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the bylaws, as amended (the "Bylaws"), of the registrant, the Delaware General Corporation Law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe this meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on February 28, 2002.

                                            MOLECULAR DIAGNOSTICS, INC.

                                            By:    /s/ PETER P. GOMBRICH
                                              ----------------------------------
                                                      Peter P. Gombrich,
                                                   Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

                     SIGNATURE                                     TITLE                         DATE
                     ---------                                     -----                         ----
                         *                           Director and Chairman of the Board   February 28, 2002
---------------------------------------------------    of Directors, Chief Executive
                 Peter P. Gombrich                     Officer, acting President, Chief
                                                       Financial Officer and Secretary
                                                       (principal executive officer)

                         *                           Director                             February 28, 2002
---------------------------------------------------
                 Alexander Milley

                         *                           Director                             February 28, 2002
---------------------------------------------------
                  Robert C. Shaw

                         *                           Director                             February 28, 2002
---------------------------------------------------
                    John Abeles

                         *                           Director                             February 28, 2002
---------------------------------------------------
                Denis M. O'Donnell

               /s/ PETER P. GOMBRICH                 Individually and as                  February 28, 2002
---------------------------------------------------    Attorney-in-fact
                 Peter P. Gombrich